NO ACT

RG
2-3-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14005067

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 03 2014

Washington, DC 20549

February 3, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-3-14

Joel T. May
Jones Day
jtmay@jonesday.com

Re: Verizon Communications Inc.

Dear Mr. May:

This is in regard to your letter dated February 3, 2014 concerning the shareholder proposal submitted by Harrington Investments, Inc. on behalf of Neil Maizlish for inclusion in Verizon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Verizon therefore withdraws its December 27, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: John C. Harrington
Harrington Investments, Inc.
john@harringtoninvestments.com

JONES DAY

1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053

TELEPHONE: +1.404.521.3939 • FACSIMILE: +1.404.581.8330

DIRECT NUMBER: (404) 581-8967
JTMAY@JONESDAY.COM

JP219180 February 3, 2014

Via Email (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 205049

Re: Verizon Communications Inc. – Withdrawal of No-Action Request Dated December 27, 2013 Regarding Shareholder Proposal Entitled "Engaging the Board of Directors to Protect Americans' Civil Rights"

Ladies and Gentlemen:

We refer to our letter dated December 27, 2013 (the "No-Action Request") pursuant to which we requested on behalf of our client Verizon Communications Inc., a Delaware corporation (the "Company"), that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal entitled "Engaging the Board of Directors to Protect Americans' Civil Rights" (the "Proposal") submitted by Harrington Investments, Inc. ("Harrington"), on behalf of Neil Maizlish (the "Proponent"), may be properly omitted pursuant to Rule 14a-8(i)(10), Rule 14a-8(i)(7) and Rule 14a-8(i)(3) from the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of shareholders.

Attached hereto as Exhibit A are communications from Harrington, who is authorized by the Proponent to act on his behalf, and the Proponent, including an email from the Proponent, dated February 1, 2014, stating that he is withdrawing the Proposal (the "Communications"). In reliance upon the Communications, we accordingly hereby withdraw on behalf of the Company the No-Action Request. If you have any questions with regard to this matter, please feel free to contact us at mary.l.weber@verizon.com or jtmay@jonesday.com.

Sincerely,

Joel T. May
Jones Day

Enclosures

cc: Mary Louise Weber, *Verizon Communications Inc.*
John C. Harrington, *Harrington Investments, Inc.*
Sanford J. Lewis

EXHIBIT A



Subject:
Withdrawal Authorization for Verizon Resolution
From:
Neil Maizlish
02/01/2014 07:58 PM
To:
jtmay
Cc:
"Virginia Cao", sanfordlewis, "John Harrington"
Hide Details
From: "Neil Maizlish" FISMA & OMB Memorandum M-07-16 ***
To: <jtmay@jonesday.com>,
Cc: "Virginia Cao" <virginia@harringtoninvestments.com>; FISMA & OMB Memorandum M-07-16 ***
"John Harrington" <john@harringtoninvestments.com>

Dear Mr. May,

I would like to withdraw my shareholder resolution at Verizon on engaging the board of directors to protect American civil rights based upon your agreement to withdraw your no action request to the SEC.

Sincerely,

Neil Maizlish



Subject:
RE: Shareholder Resolution
From:
Virginia Cao
01/30/2014 11:54 AM
To:
'Joel T May'
Hide Details
From: "Virginia Cao" <virginia@harringtoninvestments.com>

To: "'Joel T May'" <jtmay@JonesDay.com>,
History: This message has been forwarded.

1 Attachment

image001.gif

Hi Joel,

I am in the process of having Mr. Maizlish send the withdrawal letter. It will be sent to you as soon as possible.

Hope you are staying warm down there in Atlanta.

Virginia

From: Joel T May [mailto:jtmay@JonesDay.com]
Sent: Wednesday, January 29, 2014 5:22 PM
To: Virginia Cao
Subject: Re: Shareholder Resolution

Virginia - Just wanted to check in on Mr. Maizlish's withdrawal. As mentioned, we are prepared to withdraw our no-action letter upon receipt of his withdrawal, but cannot do so until we have that correspondence.

Thanks very much.

- Joel

Joel May (bio)
Partner
JONES DAY® - One Firm Worldwide℠
1420 Peachtree Street, N.E. - Suite 800
Atlanta, GA 30309-3053
Office +1.404.581.8967
Mobile +1.773.495.6855

From: "Virginia Cao" <virginia@harringtoninvestments.com>
To: <jtmay@jonesday.com>,
Cc: "John Harrington:" <john@harringtoninvestments.com>, "Sanford Lewis" *** FISMA & OMB Memorandum M-07-16 ***

Date: 01/28/2014 12:08 PM
Subject: Shareholder Resolution

Dear Mr. May,

We would like to withdraw our shareholder resolution at Verizon on engaging the board of directors to protect American civil rights based upon your agreement to withdraw your no action request to the SEC.

Please contact me if you have any questions.

Kind Regards,
Virginia Cao

Virginia Cao
Portfolio Manager
Harrington Investments, Inc.
T 800.788.0154
F 707.257.7923
www.harringtoninvestments.com
Follow us :



Subject: **Re: Shareholder Resolution**
From: Joel T May — 01/28/2014 01:23 PM
Extension: 4-8967 (internal)
(404) 581-8967 (external)
To: Virginia Cao
Cc: "'John Harrington:'", "'Sanford Lewis'", "Weber, Mary L"
Bcc: Amisha Shrimanker

Virginia -

Thank you for this email.

Verizon is willing to withdraw its no-action request if Mr. Maizlish withdraws his shareholder proposal on engaging the board of directors to protect American civil rights. Please send us evidence of Mr. Maizlish's withdrawal, and we will file a letter with the SEC on behalf of Verizon withdrawing its no-action letter request.

Best regards,
Joel

Joel May (bio)
Partner
JONES DAY® - One Firm Worldwide℠
1420 Peachtree Street, N.E. - Suite 800
Atlanta, GA 30309-3053
Office +1.404.581.8967
Mobile +1.773.495.6855

"Virginia Cao" Dear Mr. May, 01/28/2014 12:08:01 PM

From:	"Virginia Cao" <virginia@harringtoninvestments.com>
To:	<jtmay@jonesday.com>,
Cc:	"'John Harrington:'" <john@harringtoninvestments.com>, "'Sanford Lewis'" *** FISMA & OMB Memorandum M-07-16 ***
Date:	01/28/2014 12:08 PM
Subject:	Shareholder Resolution

Dear Mr. May,

We would like to withdraw our shareholder resolution at Verizon on engaging the board of directors to protect American civil rights based upon your agreement to withdraw your no action request to the SEC.

Please contact me if you have any questions.

Kind Regards,
Virginia Cao

Virginia Cao
Portfolio Manager
Harrington Investments, Inc.
T 800.788.0154
F 707.257.7923
www.harringtoninvestments.com
Follow us :

Subject:
Shareholder Resolution
From:
Virginia Cao
01/28/2014 12:08 PM
To:
jtmay
Cc:
"'John Harrington:'", "'Sanford Lewis'"
Hide Details
From: "Virginia Cao" <virginia@harringtoninvestments.com>
To: <jtmay@jonesday.com>,
Cc: "'John Harrington:'" <john@harringtoninvestments.com>, "'Sanford Lewis'"
*** FISMA & OMB Memorandum M-07-16 ***
History: This message has been replied to and forwarded.

1 Attachment

image001.gif

Dear Mr. May,

We would like to withdraw our shareholder resolution at Verizon on engaging the board of directors to protect American civil rights based upon your agreement to withdraw your no action request to the SEC.

Please contact me if you have any questions.

Kind Regards,
Virginia Cao

Virginia Cao
Portfolio Manager
Harrington Investments, Inc.
T 800.788.0154
F 707.257.7923
www.harringtoninvestments.com
Follow us :

JONES DAY

1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053

TELEPHONE: +1.404.521.3939 • FACSIMILE: +1.404.581.8330

DIRECT NUMBER: (404) 581-8967
JTMAY@JONESDAY.COM

JP219180 January 21, 2014

Via Email (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 205049

Re: Verizon Communications Inc. – Supplement to Letter Relating to Exclusion of Shareholder Proposal Entitled "Engaging the Board of Directors to Protect Americans' Civil Rights"

Ladies and Gentlemen:

We refer to our letter dated December 27, 2013 (the "December 27 Letter") pursuant to which we requested on behalf of our client Verizon Communications Inc., a Delaware corporation (the "Company"), that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal entitled "Engaging the Board of Directors to Protect Americans' Civil Rights" (the "Proposal") submitted by Harrington Investments, Inc. ("Harrington"), on behalf of Neil Maizlish (the "Proponent"), may be properly omitted pursuant to Rule 14a-8(i)(10), Rule 14a-8(i)(7) and Rule 14a-8(i)(3) from the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of shareholders (the "2014 Proxy Materials").

This letter is in response to the letter to the Staff, dated January 14, 2014 (the "Proponent Letter"), submitted by Sanford J. Lewis on behalf of the Proponent and supplements the December 27 Letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being delivered to Mary Louise Weber, Assistant General Counsel, Verizon Communications Inc., at mary.l.weber@verizon.com, to Harrington, as representative of the Proponent, at virginia@harringtoninvestments.com or info@harringtoninvestments.com and to Mr. Lewis at
*** FISMA & OMB Memorandum M-07-16 ***

In the December 27 Letter, we asserted the Company's view that the Proposal may be properly omitted from the 2014 Proxy Materials pursuant to the provisions of (1) Rule 14a-8(i)(10) as the Proposal has been substantially implemented, (2) Rule 14a-8(i)(7) as the Proposal relates to the Company's ordinary business operations and (3) Rule 14a-8(i)(3) as the Proposal is materially vague and misleading. The Proponent Letter fails to refute the Company's arguments in the December 27 Letter.

I. The Proponent Letter Misconstrues the Board of Directors' Role in Substantially Implementing the Proposal

The Proponent Letter asserts that "The thrust . . . of the proposal is for the board to exercise greater leadership in steering the company toward a proactive role as a defender of consumer privacy, and for . . . transparency regarding this reorientation."[1] The Proponent Letter attempts to completely recharacterize the Proposal, but continues to misconstrue the role of the board of directors in protecting the privacy of the Company's customers. The Company's board of directors is deeply committed to protecting its customers' privacy, and the only means the board has to protect such privacy is through the adoption and continuing review of its Privacy Policy and the other policies, procedures and compliance programs described in our December 27 Letter, all of which balance the privacy rights of customers and the legal obligations owed by the Company as a citizen of the United States subject to its laws.

The Proponent requests a "fresh review" by directors of "directors' roles and duties" concerning the oversight of the Company's policies and procedures on customer privacy. These roles and responsibilities of the board of directors have generally been delegated to its committees and are set forth in the applicable committee charters. With respect to privacy, the charter of the Audit Committee requires that committee to:

> ". . . assess and discuss with management the [Company's] significant business risk exposures (including those related to data privacy and network security) and management's program to monitor, assess and manage such exposures, including the Corporation's risk assessment and risk management policies."[2]

These delegations and responsibilities, as well as the performance of each committee, are freshly reviewed by the Company's board of directors (or the applicable committee) on an annual basis.

Through the duties and responsibilities delegated to the Audit Committee, directors on the Audit Committee and senior management conduct a further fresh review of the Company's operating policies and procedures on customer privacy by reviewing such policies on an annual basis. Through that annual review, the Company is regularly refreshing, revising and updating its policies and procedures on this subject, including in response to, or as needed in light of, recent events. The results of this annual review are publicly available in the form of the charter documents, policies and procedures disclosed on the Company's website.

Moreover, the Proponent seems to be under the erroneous impression that Rule 14a-8(i)(10) requires exact implementation of the Proposal, as opposed to substantial implementation. Indeed, as recharacterized, the Proponent's request is more akin to a graduate student's doctoral thesis or a government "white paper" on "directors' moral, ethical or fiduciary duties or opportunities to better advance the . . . protection of consumers constitutionally protected rights of privacy."[3] While such a report may be salutary, it does not further serve the purpose of protecting customer privacy, one of the fundamental objectives of the Company's actual business and operations and the true central thrust of the Proposal. Accordingly, the Proposal has been substantially implemented through the policies discussed in detail in our December 27 Letter and as reiterated above.

---

[1] The Proponent Letter, pg. 4.
[2] Audit Committee Charter of Verizon Communications, Inc.
[3] The Proponent Letter, pg. 1.

II. The Proponent Incorrectly Analyzes Precedent Related to Significant Policy Issues

The Proponent concedes that the Proposal relates to the Company's ordinary business matters relating to its general legal compliance program or polices protecting customer information and privacy, instead arguing that the Proposal "transcends these ordinary business objections" because "the focus of the proposal is on a very significant policy issue"[4] and therefore should be allowed to face a shareholder vote.

The Proponent ignores the significant no-action letter precedent set forth in our December 27 Letter, arguing that a significant policy issue precludes exclusion of a Proposal under the ordinary business matters exclusion of Rule 14a-8(i)(7). The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. In *Wal-Mart Stores, Inc.* (March 15, 1999), the Staff concurred that a company could exclude a proposal requesting a report to ensure that the company did not purchase goods from suppliers using forced labor, convict labor and child labor, because the proposal also requested that the report address ordinary business matters. In *General Electric Co.* (February 10, 2000), the Staff concurred that the entire proposal concerning executive compensation was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters (i.e., the choice of accounting methods). Similarly, in *Medallion Financial Corp.* (May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance stockholder value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)."

We also note that the Staff has previously concurred that stockholder proposals relating to consumer privacy concerns in the context of government surveillance are exclusionary because they relate to the ordinary business of a Company. In *Verizon Communications Inc.* (February 22, 2007), the Staff concurred with the exclusion of a proposal concerning customer privacy rights and the disclosure of customer records and communication because it addressed ordinary business matters of the Company. The issue at hand in the 2007 proposal to the Company is the same issue at hand in the current Proposal (consumer privacy rights) to the Company and the media attention surrounding customer privacy then is similar to the current media coverage (i.e., coverage concerning alleged government surveillance). The Staff allowed for the exclusion of the 2007 proposal concerning the same subject matter at hand here in an identical context for the Company because it related to the Company's ordinary business matters.

III. The Proponent Letter Fails to Rebut the Company's Argument that the Proposal Relates to the Ordinary Business Operations of the Company

As further outlined in the December 27 Letter, the Proposal primarily addresses the matter of customer privacy rights, which is essentially related to the Company's internal business operations. The Proponent Letter effectively concedes this point, stating that "As the largest wireless carrier in the U.S.A., privacy issues go to the very heart of Verizon's business operations."[5] As one of the world's largest telecommunications providers, the matter of customer privacy is essential to the Company's internal business operations, as evidenced by the Company's corporate policies, the Company's legal compliance

[4] The Proponent Letter, pg. 8.
[5] The Proponent Letter, pg. 10.

programs concerning customer privacy and requests for customer records and director oversight of such policies, all as described above and in our December 27 Letter.

The Proponent fails to rebut the Company's argument that the Proposal is also excludable because it interferes with the litigation strategy of the Company.[6] The Proponent argues that the Proposal does not interfere with the Company's litigation strategy in its pending lawsuit because it does not "direct litigation strategy, require any action relevant to the litigation nor require the Company to take any position related to its stance in that case" nor "require any particular reporting that would harm the ability of the Company to defend itself."[7] This Proposal would certainly impact the litigation strategy of the Company as a defendant in the *Klayman* action since it squarely implicates issues that are central to the litigation – the Company's duties and obligations in overseeing the protection of customer privacy rights as it responds to government requests for information. To comply with the Proposal and publish a report concerning a review of the Company's policies and procedures on director obligations to protect customer privacy rights, including any recommendations on strengthening the standards for director oversight, would give the appearance that the Company has taken a public position on the adequacy of its privacy protections, which is the very subject matter of the Proposal and the heart of the litigation.

IV. The Proponent Letter Supports the Company's Argument that the Proposal is Inherently Vague and Indefinite and Therefore, False and Misleading

The Proponent argues that "moral [and] ethical . . . duties are commonly understood concepts, particularly among voting shareholders" and "are part of the vernacular between shareholders and companies." To support this contention, the Proponent Letter points to the Company's codes of conduct and corporate governance guidelines. But these Company documents do not discuss "moral duties" but rather establish bright-line standards for business conduct, including conduct regarding the handling of customer information. In developing these standards, the Company sought to balance its obligations to protect the privacy rights of its customers and its obligations under the laws of the United States. The proposal would have the Board reevaluate this balance in the context of the Company's "moral duties" but does not provide any guidance as to the intended meaning of such "moral duties." Depending on an individual's perspective, either of these obligations, both of these obligations or any other obligations or "opportunities" could be considered moral duties of the Company. What constitutes morality and a "moral duty" has been the subject of philosophical debate for centuries. As a result, it is simply not possible for the Company or its shareholders to reasonably understand how the Proposal would be implemented.

The Proponent Letter provides a lengthy discussion of the fiduciary duties of the Company's board of directors. Amusingly, the Proponent cites and acknowledges the Company's own Privacy Policy in leading off his discussion of these fiduciary duties, a Privacy Policy which, together with other policies discussed above and reviewed by appropriate board committees on a regular basis, are the only means for the board of directors to meaningfully protect customer privacy. As discussed above, the Company's board of directors (1) has already identified and periodically reviews the charters setting out its responsibilities in the area of data privacy, (2) has a process for reviewing its responsibilities in the area of customer privacy and developing policies and procedures concerning such area, and (3) continually

---

[6] Even if the Proposal is deemed to touch upon significant policy issues, Staff precedents indicate that a shareholder proposal is nevertheless excludable if it implicates litigation strategy. See *Philip Morris Companies, Inc.* (February 4, 1997).
[7] The Proponent Letter, pg. 8.

reviews and updates, as needed, such policies and procedures. The results of this process are already public. It would be impossible for either the Company or a shareholder to reasonably understand what is sought by the Proposal beyond what has already been substantially implemented by the Company.

The Proponent argues that the "media coverage of the NSA controversy and privacy issues more generally affected by Verizon's business practices provides further clarity to the Proposal."[8] However, in Staff Legal Bulletin No. 14B (September 15, 2004), the Staff states that in evaluating whether a proposal may be excluded pursuant to Rule 14a-8(i)(3), the Staff considers only the information contained in the proposal and the supporting statement to determine whether, based on that information, shareholders and the company are able to reasonably understand what actions the proposal seeks. The Company shareholders should not have to read the media coverage in order gain clarity on the Proposal, including to obtain "further clarity and context to the privacy rights referenced in the Proposal."[9]

In taking the positions set forth in the Proponent Letter, including those discussed above, the Proponent expends over four pages arguing about what is intended by "moral, ethical and legal fiduciary duties and opportunities." Ultimately, this extended discussion only further expands the potential breadth and reach of the Proposal, reinforcing the Company's argument the Proposal could be interpreted or implemented in any number of ways. Since neither the Company, nor any of its shareholders, could be reasonably expected to understand how the Proposal will be implemented, the Proposal is inherently vague and indefinite and therefore, false and misleading under Rule 14a-8(i)(3).

V. Conclusion

For the reasons set forth above and in the December 27 Letter, the Company continues to believes that the Proposal may be properly omitted from the 2014 Proxy Materials pursuant to Rule 14-8(i)(10), Rule 14a-8(i)(7) and Rule 14a-8(i)(3), and respectfully requests the Staff's concurrence with its views. We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Correspondence regarding this letter should be sent to mary.l.weber@verizon.com or please feel free to contact us at jtmay@jonesday.com.

Sincerely,

Joel T. May
Jones Day

Enclosures

cc: Mary Louise Weber, *Verizon Communications Inc.*
John C. Harrington, *Harrington Investments, Inc.*
Sanford J. Lewis

---

[8] *Id.*, pg. 11.
[9] *Id.*, pg. 12.

SANFORD J. LEWIS, ATTORNEY

January 14, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Verizon Communications Inc. Requesting Board of Directors to Review its Duties and Opportunities for Protecting the Privacy Rights of Americans

Via electronic mail to shareholderproposals@sec.gov

Ladies and Gentlemen:

Neil Maizlish (the "Proponent") has submitted a shareholder proposal to Verizon Communications Inc. (the "Company") requesting that the Board of Directors review the company's policies and procedures relating to directors moral, ethical and fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens.

I have been asked by the Proponent to respond to the letter dated December 27, 2013 sent to the Securities and Exchange Commission Joel T. May, counsel for the Company (hereafter "the Company letter"). In that letter, the Company contends that the Proposal may be excluded from the Company's 2014 proxy statement under Rule 14a-8(i)(10), Rule 14a-8(i)(7) or Rule 14a-8(i)(3).

Based upon the relevant rules, it is my opinion that the Proposal must be included in the Company's 2014 proxy materials. It is not excludable by virtue of Rule 14a-8(i)(10), Rule 14a-8(i)(7) or Rule 14a-8(i)(3). A copy of this letter is being emailed concurrently to Mr. May.

The Proposal (included in its entirety in Exhibit A) requests that the board of directors review the company's policies and procedures **relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution**, and issue a report which may include recommendations to include specific language in the bylaws, articles or committee charters to strengthen the standards for directors' and officers' conduct and company oversight.

The Proposal has arisen as the Company finds itself embroiled in a high profile controversy alleging telecom company cooperation in conveying the calling records of millions of American and foreign citizens to various federal, state and local government entities, and in some instances, call content as well. In light of this controversy, the Proponent believes that the Board of Directors should take a more proactive role in making the company a ***leader*** in promotion and defense of citizens' rights of privacy.

The Company asserts that it has substantially implemented the proposal. However, none of the activities or disclosures cited by the Company address the requests of the proposal to review the extent of directors' responsibilities and opportunities regarding oversight of the Company's role on privacy rights. Therefore, the proposal is not excludable under Rule 14a-8(i)(10).

Second, the Company asserts that the Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to the ordinary business of the Company. However, the proposal addresses a significant policy issue that transcends ordinary business, the current controversy alleging telecommunication company cooperation in violating citizens' privacy rights. This qualifies as a significant policy issue given its front-page status, and high level of Presidential, Congressional and media engagement. Further, the nexus of this issue to the Company is very clear. The issue has significant impact on the company's business relationships and prospects, as customer expectations of trust and privacy have already been undermined by the developments to date. The Proposal does not micromanage the Company's activities nor relate to matters of compliance. The issues raised by the Proposal are fundamental questions of leadership, not focus on the details of compliance. Therefore the Proposal subject matter is not excludable under Rule 14a-8(i)(7).

Finally, the Company asserts that the proposal is excludable under Rule 14a-8(i)(3) as impermissibly vague and indefinite. However, in the context of recent controversies, neither shareholders nor the company would have difficulty discerning the meaning of the terms of the proposal, or the type of review of the board's role that the proposal is requesting. Therefore, the proposal is not impermissibly vague, and is not excludable under Rule 14a-8(i)(3).

Thus, the Proposal is not excludable pursuant to Rule 14a-8(i)(10), Rule 14a-8(i)(7), or Rule 14a-8(i)(3).

BACKGROUND

Verizon and other telecoms are a focus of the raging controversy regarding the degree to which telecom and government cooperation in sharing consumer records violates citizens' privacy rights.

In December 2005, *The New York Times* and other media organizations reported that AT&T had an agreement with the federal government, **dating back to 2001**, to systematically gather information flowing on the internet through the Company's network. Following those reports, more than 40 lawsuits were filed against communications carriers, including Verizon, collectively seeking "hundreds of billions of dollars in damages," according to the Harvard Law Review. Verizon subsequently benefited from retroactive immunity provided by the Foreign Intelligence Surveillance Act (FISA) Amendments Act of 2008. At issue was whether the company had facilitated warrantless surveillance by the federal government between 2001 and 2007, and in so doing violated citizens' privacy rights.[1]

The issue has persisted in public attention and gained additional visibility in June 2013 when media reported that Edward Snowden leaked a court order showing that the National Security Agency (NSA) was collecting the telephone data records of millions of United States customers.[2] Once again, media attention and public outcry regarding Verizon's alleged violations of citizens' rights to privacy is corresponding with numerous lawsuits against the Company seeking billions of dollars in damages (several of which are mentioned below).[3] To the Proponent, this raises the issue of what the role of the Board of Directors is, and should be, to ensure that the company is proactive and in a leadership role in asserting citizens' rights to privacy.

President Obama commissioned the Review Group on Intelligence and Communications Technology (a special advisory committee) in August 2013 to make recommendations regarding the issues raised regarding national surveillance of telecom communications.[4] Among other things, the Review Group's December 2013 report, *Liberty and Security in a Changing World*,[5] recommends that the ***telecommunication companies or third parties***, rather than the government, be tasked with retaining data on behalf of US intelligence agencies, and conduct inquiries of that data on behalf of government, rather than delivering that data in bulk to government agencies.

Two lawsuits in 2013 have so far come to opposite conclusions regarding the constitutionality of the NSA's approach to accessing customer calling records. In *Klayman v. Obama*, 1:13-cv-00851-RJL (D.D.C., Memorandum Opinion filed December 16, 2013). Judge Richard J. Leon, Federal District Court for the District of Columbia noted:

> "I cannot imagine a more 'indiscriminate' and 'arbitrary' invasion than this systematic and high-tech collection and retention of personal data on virtually every single citizen for purposes of querying and analyzing it without prior judicial approval... Surely, such a program infringes on 'that degree of privacy' that the founders enshrined in the Fourth Amendment."

That court issued a preliminary injunction and stayed pending appeals. If the injunction becomes effective, it would end current NSA telecom provision of metadata and

[1] Edward C. Liu, "Retroactive Immunity Provided by the FISA Amendments Act of 2008," Congressional Research Service (July 25, 2008) available online at: http://www.fas.org/sgp/crs/intel/RL34600.pdf
[2] Siobhan Gorman, Evan Perez, & Janet Hook, "U.S. Collects Vast Data Trove," *The Wall Street Journal*, June 7, 2013.
[3] Pilkington, Ed. "Phone companies remain silent over legality of NSA data collection," *The Guardian*, September 18, 2013.
[4] The recommendations were made public on December 18, 2013
[5] *Liberty and Security in a Changing World*, Report and Recommendations of The President's Review Group on Intelligence and Communications Technologies, December 12, 2013.

require erasure of the data from federal government records.[6]

In contrast, another Federal District court (SDNY) in *ACLU v. Clapper* ruled on December 27, 2013 that the NSA metadata program was legal, in response to an ACLU challenge that focused on the constitutionality of the program.[7]

In the opinion of the Proponent, based on available information, the Company's public posture has been largely as a passive recipient of government information requests, and not one of taking active and public leadership to protect citizens' rights of privacy. The Proponent therefore believes that the Board of Directors needs to step up its oversight of these issues, to move the company from its reactive role to one of leadership. Clearly, the Board's role is driven by its understanding of its relationship to shareholders, management and society. These relationships involve an intertwining of ethics, morality and fiduciary duties, as well as related opportunities. The current Proposal calls for the Board to reevaluate those arrangements, and to identify opportunities for a more proactive stance.

ANALYSIS

1. The Company's actions do not substantially implement the Proposal.

The Company argues that the proposal has been substantially implemented and therefore is excludable pursuant to Rule 14a-8(i)(10). However, in making this argument, the Company clearly mischaracterizes the core elements of the Proposal.

The core of the proposal is a fresh review of directors' roles and duties when it comes to oversight of the Company's handling of the right to privacy.

But instead, the Company points to its existing committee structures and publications as having constituted first, "*a review of company policies and procedures* relating to the protection of customer communications records" and secondly "providing a report on its findings." Neither of these elements relate to the core request of the Proposal, which is to reevaluate the extent or directors' moral, ethical or fiduciary duties or opportunities to better advance the Company's role in protection of consumers constitutionally protected rights of privacy.

In the *Company Letter*, page 3, the company mischaracterizes the proposal as involving a "review of the company's policies and procedures" relating to protection of "privacy rights of American citizens." This description simply omits the core intention of the proposal, which call for a review of *directors' roles,* not to review company policies and procedures in general.

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[6] The court's preliminary injunction included (1) barring the Government from collecting, as part of the NSA's Bulk Telephony Metadata Program, any telephony metadata associated with the plaintiffs' Verizon accounts and (2) requiring the Government to destroy any such metadata in its possession that was collected through the bulk collection program. The court issued a six month stay of effectiveness of its ruling pending the government's appeal, anticipated to ultimately reach the Supreme Court.
[7] http://abcnews.go.com/US/wireStory/ny-judge-rules-nsa-phone-surveillance-legal-21348222

Although it is salutary that the Company has committees addressing social responsibility and sustainability, and that those committees from time to time discuss privacy issues, this is not what the Proposal requests. The Proposal requests an evaluation of directors' roles, with a clear intent to elevate attention and oversight in the area of privacy rights. Such a review seems fully justified by the recent history, as well as by impending public debates which (as will be discussed further below) are poised to result in the Company playing a ***larger role in data mining on behalf of the government. Such a role places the company even more at the center of the public debate regarding privacy rights, and stakes the company's reputation and public trust on whether it is truly a leader in protecting such rights.***

The thrust and purpose of the proposal is for the board to exercise greater leadership in steering the company toward a proactive role as a defender of consumer privacy, and for there to be transparency regarding this reorientation.

Similarly, the "disclosures" that the Company Letter addresses on pages 4 and 5 do not express or evaluate the ethical, moral or fiduciary duties of the Board. Instead, they describe the Company's public posture and internal policies on protecting consumer privacy. These are the type of issues that the Proponent believes the board should be aggressively scrutinizing and strengthening. Mere disclosure of these policies in no way implements the request of the Proposal for review of the board's role.

2. The Proposal is not excludable as relating to the Company's ordinary business.

Long-standing SEC policy bars ordinary business exclusion of shareholder proposals addressing a significant policy issue.

The Company next asserts that the resolution is excludable because it relates to the Company's ordinary business operations. While Rule 14a-8(i)(7) permits companies to exclude from proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission recognizes that proposals relating to significant social policy issues transcend day-to-day business matters and raise issues so significant that they must be allowed to face a shareholder vote. The present matter is an exemplar of such a Proposal.[8]

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[8] The SEC Staff explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in Roosevelt v. E.I. DuPont de Nemours & Co., 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". Id. at 426. Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" Id. at 427. Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and **do not involve any substantial policy or other considerations**, the subparagraph may be relied upon to omit them." Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc., 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

<u>The subject matter, citizen privacy rights, has become a significant policy issue that transcends ordinary business.</u>

In the present instance, the level of engagement by media, legislators, the president and the public on these issues of trust and transparency is exemplary of a significant policy issue. Even though the topic of citizen privacy rights under other circumstances might be seen as addressing a routine managerial or compliance issue, the emergence of this issue as a matter of substantial public controversy has elevated this to a transcendent policy issue, taking it out of the realm of ordinary business. It has become clear that the Company is a major participant in public debate and action that could determine the shape of citizens rights for centuries to come.

In its no-action request to the Staff, the Company asserts that the Proposal's concerns over citizen privacy rights do not focus on a significant public policy issue because, the Company asserts, the focus of public concern is on government policy, rather than corporate policy. This assertion is contradicted by the evidence. As noted above in the background section, this issue has occupied a great deal of public, media and congressional attention beginning at least as early as 2005. Furthermore, the recent recommendations of the Presidential Review Group ensure that the issue of protection of customers' privacy rights will continue to be controversial and a subject of debate for sometime to come.[9]

When it comes to a focus on company or government activities, the media coverage has been fairly divided between both. The Company's assertion of a government-only focus is contradicted by the numerous media reports, domestically and internationally noted above, and by the actions of multiple members of Congress.[10] The *responses* of communications carriers to government information requests, as well as their apparent lack of legal resistance to those requests,[11] have been the subject of numerous news reports and analyses, as well as proposed legislation in the U.S. Senate and House of Representatives affecting the rights, liabilities and roles of the providers.

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[9] The President's Review Group on Intelligence and Communications Technologies, LIBERTY AND SECURITY IN A CHANGING WORLD, December 12, 2013. http://www.whitehouse.gov/sites/default/files/docs/2013-12-12_rg_final_report.pdf

[10] Senator Edward J. Markey (D-Mass.) has introduced legislation that does not focus on NSA or other intelligence agencies' programs, and would require a warrant to obtain GPS location data, impose limits on how long carriers can keep customers' phone data, and mandate routine disclosures by law enforcement agencies on the nature and volume of requests they make of carriers. Nakashima, Ellen, "Agencies collected data on Americans' cellphone use in thousands of 'tower dumps'," *The Washington Post*, December 8, 2013. *See also* Chen, Brian X, "A Senator Plans Legislation To Narrow Authorities' Cellphone Data Requests," *The New York Times*, December 9, 2013, discussing discrepancies among telecom companies in their data-sharing policies, records retention policies, and requirements of warrants versus subpoenas in responding to data requests, staff time dedicated to complying with requests and reimbursement for this work by the government.

[11] The declassified FISA Court opinion by Judge Claire V Eagan revealed that no telecoms company has ever challenged the court's order for bulk collection of phone records and implied that by failing to challenge the legality of the program through legal means, such as an appeal, the phone companies were passively accepting its constitutional status. Pilkington, Ed. "Phone companies remain silent over legality of NSA data collection," *The Guardian*, September 18, 2013.

A key recommendation of the review group would shift the duties of retaining and retrieving customer data from the NSA to the telecom companies or perhaps a third party, increasing the degree to which Company activity may be central to these issues going forward:

> In our view, the current storage by the government of bulk meta-data creates potential risks to public trust, personal privacy, and civil liberty. We recognize that the government might need access to such meta-data, which should be held instead either by private providers or by a private third party. This approach would allow the government access to the relevant information when such access is justified, and thus protect national security without unnecessarily threatening privacy and liberty.

Although it addresses the major issue of *NSA* data collection, ***it also raises the prospect of continuing, or even expanding, the extent to which telecom arrangements with the government may undermine customer confidence in privacy protection.*** The recommendations of the review panel, and the evolving relationship between national surveillance and telecommunication services, are likely to continue to be subject to high-profile debate for sometime to come. For instance the Washington Post reported reaction to the review group recommendation on December 25, 2013:

> Civil libertarians consider mandated phone-company or third-party storage an unacceptable "proxy" for the NSA's holding of the database. Last Thursday, a group of privacy advocates met with White House officials and urged them not to seek legislation to mandate data retention, among other things.[12]

This issue has also drawn a high deal a high degree of interest from the media. Some examples include: Zarroli, Jim, "Phone Companies Distance Themselves from NSA," *National Public Radio*, May 16, 2006; Siobhan Gorman, Evan Perez, & Janet Hook, "U.S. Collects Vast Data Trove," *The Wall Street Journal*, June 7, 2013; Gustin, Sam, "Verizon, AT&T Challenged on NSA Spying," *Time*, November 21, 2013; Nakashima, Ellen, "Agencies collected data on Americans' cellphone use in thousands of 'tower dumps'," *The Washington Post*, December 8, 2013; Chen, Brian X, "A Senator Plans Legislation To Narrow Authorities' Cellphone Data Requests," *The New York Times*, December 9, 2013; Gustin, Sam, "NSA Spying Scandal Could Cost U.S. Tech Giants Billions," *Time*, December 10, 2013; Cecilia Kang & Ellen Nakashima, "Tech Executives to Obama: NSA spying revelations are hurting business," *The Washington Post*, December 17, 2013; Savage, Charlie, "Judge Questions Legality Of NSA Phone Records," *The New York Times*, December 17, 2013.

Failure to persuade customers of a genuine and long-term commitment to their privacy rights could present Verizon with serious financial, legal and reputational risks. The nexus to the Company is clear, as is the case for encouraging the Board of Directors to expand its oversight of the company's responses to constitutionally implicated privacy issues, with a view toward making Verizon a leader in advocacy of consumer privacy.

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[12] http://www.washingtonpost.com/world/national-security/if-not-the-nsa-who-should-store-the-phone-data/2013/12/25/df00c99c-6ca9-11e3-b405-7e360f7e9fd2_print.html

The presence of a significant policy issue overrides ordinary business objections the Proposal relates to customer privacy or compliance policy.

The Company asserts that the Proposal interferes with the ordinary business of the company's general legal compliance program or its efforts to protect customer privacy. However, because the focus of the proposal is on a very significant policy issue, the proposal transcends these ordinary business objections.

Even though a proposal touches on potentially intricate issues of ordinary business including products it sells, data management or legal compliance, if at its core the Proposal addresses a transcendent policy issue, it is nevertheless an appropriate topic of a shareholder proposal. See for instance, *JP Morgan Chase* (March 12, 2010), requesting a report on the company's "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated." The staff notes that the proposal raises concerns regarding the relationship between the company's policies on collateralization of derivatives transactions and systemic financial risk. In the staff's view, the proposal focuses on a significant policy issue."

The Proposal does not interfere with litigation strategy.

The Company also claims that ordinary business exclusion should apply because the Proposal would interfere with its litigation strategy in *Klayman v. Obama*. However, the Proposal does not direct litigation strategy, require any action relevant to the litigation nor require the Company to take any position related to its stance in that case. In *Klayman*, the Plaintiffs allege that the Company has engaged in various illegal actions in responding to government information requests or participating in the government's surveillance programs. By contrast, the Proposal makes no allegations as to the legality of the Company's actions. Neither does the Proposal require any particular reporting that would harm the ability of the Company to defend itself in this litigation. The Proponent is of the opinion that this extreme level of scrutiny of the Company's protection of customer privacy merits renewed Board review of ***its*** role in protecting customer privacy. The Company's statement that "any decisions that the Company makes regarding a publication of a report concerning . . . policies and procedures on customer privacy rights are related to the litigation strategy of the Company" is misdirected, since the focus on the report is on enhancing the Board's role, not on how to change privacy policies and procedures. The thrust of the proposal is not on the Company's past activities or the details of privacy policy, but rather on what can be done in the future to strengthen Board oversight of these issues, a topic which does not overlap in any meaningful way with the litigation.

3. The Proposal is not excludable as vague or indefinite.

Finally, although the Company asserts that the proposal is so vague and indefinite to be misleading, the provisions of the proposal are sufficiently clear to be understood by both the shareholders voting on the Proposal and the Company implementing it. "Moral, ethical and fiduciary duties" are commonly understood concepts, particularly among voting shareholders. So is the concept of opportunities. The constitutional right to privacy is also part of the public vernacular, and is especially clear in the context of the Proposal. Neither the shareholders nor the Board of Directors would have any difficulty determining with reasonable certainty what actions and measures the proposal requires.

The concepts of "morality, ethics and fiduciary duties and opportunities" are readily understood by shareholders and the Company.

Concepts of "morality, ethics and fiduciary duties and opportunities" are part of the vernacular of and between voting shareholders and the Company. The field of "business ethics," which is well known and extensively discussed in academia, the private sector and the public dialogue, largely encompasses these concepts. They are also already part of an ongoing conversation between many companies and their shareholders, including Verizon and its shareholders as illustrated by Verizon's Code of Conduct[13], Verizon's Business Code of Conduct[14], Verizon's Supplier Code of Conduct[15] and Verizon's Corporate Governance Guidelines.[16] As Verizon explicitly acknowledges on its investor relations website, "Verizon is committed to the highest standards of corporate governance. Our governance principles are built on our core values of integrity and respect. These values are incorporated into our Code of Conduct, Corporate Governance Guidelines, and Committee Charters, all of which provide a framework for our daily operations."[17]

Morality and Ethics

According to their standard definitions, morality refers to concepts of right and wrong, and ethics are the principles and systems developed based on moral values. Fiduciary duties such as the duties of loyalty, care and good faith are legal frameworks geared towards holding directors morally and ethically accountable for specific relationships.

Scholars of legal theory including H. L. A. Hart, Lon Fuller, and Ronald Dworkin have famously debated the relationship of these three concepts. Moral, ethical and fiduciary duties are complementary and interrelated concepts which, taken together, pose a specific and comprehensive question about the Company's view and practices regarding how the Board sees its role regarding protection of citizens' privacy rights.

"Morality" is not, as the Company suggests, a distinct *standard* of conduct, nor is it redundant. It is an interrelated concept used to more fully encompass the questions being raised by the Proponent. Further, to suggest, as the Company has, that the shareholders must

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[13] Verizon's Code of Conduct, available at: http://www.verizon.com/idc/groups/public/documents/adacct/code_of_conduct.pdf
[14] Verizon's Business Code of Conduct, available at: http://www.verizonenterprise.com/us/about/conduct/coc.pdf
[15] Verizon's Supplier Code of Conduct available at: http://www.verizon.com/idc/groups/public/documents/adacct/supplier_code_of_conduct.pdf
[16] Verizon's Corporate Governance Guidelines available at: http://www.verizon.com/idc/groups/public/documents/adacct/supplier_code_of_conduct.pdf.
[17] Verizon Corporate Governance homepage, available at: http://www.verizon.com/investor/corporategovernance.htm

articulate a full framework of values in order for the term "moral" to have any specific meaning misses the point. The directors' sense of right and wrong, how those values are systematized, and what if any part of that is a legal obligation are precisely the questions that the Proponent seeks to raise.

Ethical risks include the loss of customer's trust. That in turn threatens brand loyalty, which directly affects shareholder value.

Fiduciary Duties

Existing fiduciary duties logically apply to questions relating to the director's role in protection of customers' constitutional privacy rights. As the largest wireless carrier in the U.S.A., privacy issues go to the very heart of Verizon's business operations. Indeed, Verizon has acknowledged as much explicitly: "Privacy is an essential element in the processes we use to create innovative products and services."[18]"Protecting our customers' privacy is an important priority at Verizon and we are committed to maintaining strong and meaningful privacy protections. The privacy of your information is a significant responsibility and we value the trust you place in us."[19] Specifically, the duty of care and of good faith may both potentially compel directors to protect customers' constitutional rights.

First, the duty of care may require directors to thoroughly investigate the implications of sharing customers' data, legal, reputational and otherwise. The duty of care requires directors to inform themselves, "before making a business decision, of all material information reasonably available to them."[20]

Second, the requirement of good faith may also compel directors to protect the constitutional privacy rights of its customers due to the substantial reputational risks that may arise. Good faith "includes not simply the duties of care and loyalty…in the narrow sense… but all actions required by true faithfulness and devotion to the interests of the corporation and its shareholders."[21]

Third, the fiduciary's duty of candor can affect the degree of responsibility to disclose matters in his or her knowledge, including, a duty to engage in communications that are not misleading regarding the degree to which the Company is standing up for privacy rights, or is acting solely in a defensive posture, especially, when the corporation's reputation is at stake.[22]

The Proposal merely requests that the Board conduct its own analysis of these directorial issues, side-by-side with moral and ethical issues, and report their findings to the shareholders. The suggestion that fiduciary duties extend to the protection of customers' privacy is not the source of confusion that the Company suggests.

[18] Verizon Privacy Policy homepage, available at: http://responsibility.verizon.com/policies/privacy
[19] Verizon Full Privacy Policy, available at: http://www.verizon.com/about/privacy/policy/
[20] *Smith v. Van Gorkom* 488 A.2d 858 (Del. 1985)
[21] *In re Walt Disney Co. Derivative Litigation* 907 A.2d 693 (Del. Ch. 2005)
[22] http://apps.americanbar.org/buslaw/newsletter/0035/materials/pp4_2.pdf

Opportunities

As a matter of semantics, opportunity is easily understood as the inverse of/a complementary concept to risk – different sides of the same coin. Risks tend to generate opportunities; a business opportunity may often also be construed as an opportunity to mitigate risk. Pairing "risks" with "opportunities" is a common treatment in common, legal, corporate and fiduciary usage. Furthermore, the privacy issue in particular presents a set of opportunities that may be described as moral, ethical, fiduciary, and business opportunities.

The conception of risk and opportunity as two parts of one whole concept can be readily found in legislation, regulation, and legal guidance from government agencies. In its elaboration of fiduciary duties, the Employee Retirement Income Security Act required fiduciaries to investigate all relevant "risks *and opportunities*" related to an investment strategy.[23] The Restatement of Trusts... The SEC guidance letter on the materiality of climate change in financial reporting by public companies requires the disclosure of climate related "risks and opportunities."[24] Indeed, failure to disclose risks associated with "opportunity cost" may present an incomplete picture of the material risks facing a company.

There is a particular set of opportunities created by the issue at hand, namely the protection of the constitutional privacy rights of U.S. citizens. Growing public concern regarding the privacy of ISP and telecom customers, especially in the wake of the Snowden revelations, presents serious business risks as addressed above. But those risks present corresponding opportunities to take a proactive position on the issues. Protecting customers' privacy and providing transparency around privacy issues has the potential to build brand loyalty and even grow market share. These opportunities are made clear by the overwhelming public response to the documents leaked by Snowden, consumer demand for transparency, and the strongly negative press the NSA program has received.

Therefore, the use of the term "opportunities" is understandable by the shareholders and the Company alike. It is a mere counterpoint to "moral, ethical and fiduciary risks." The present issue of customer privacy is particularly ripe with opportunities to offset the risks discussed above and to protect and grow long-term shareholder value. Those opportunities may similarly be construed as "moral, ethical or fiduciary" in nature.

Constitutional right to privacy

The constitutional right to privacy is a clear concept for purposes of the shareholder and company consideration or implementation of the Proposal, especially given the context of Verizon's controversial involvement in sharing information with the government. Verizon is currently an instrumentality through which its customers' constitutional privacy rights are allegedly being breached. Voluminous media coverage of this issue provides the entire context necessary to understand the "privacy rights" implicated by the Proposal.

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[23] ERISA
[24] SEC Climate Change Guidance

The media coverage of the NSA controversy and privacy issues more generally affected by Verizon's business practices provides further clarity to the Proposal. In addition to the headline coverage Verizon has received regarding its privacy policies, updates to those policies and its provision of metadata to the NSA, the media has also provided a forum for a broader conversation about the role of tech giants and the fundamental U.S. right to privacy.

Verizon has specifically drawn headline coverage for its privacy practices. An article in Time Magazine, "Verizon, AT&T Challenged on NSA Spying," describes pressure on Verizon for alleged violation of privacy rights and the push from shareholders to create greater transparency.[25] *New York Times* coverage of the *Klayman* case describes the federal judge's finding that the NSA program Verizon participates in "most likely violates the Constitution" and that James Madison would be " 'aghast' to learn that the government was encroaching on liberty in such a way."[26] The question of the meaning of "constitutional privacy rights" and how/where they intersect with Verizon's business is thus sufficiently clear.

These conversations about privacy provide further clarity and context to the privacy rights referenced in the Proposal. While the solutions may as of yet be quite unclear, the issues presented by Verizon's business model and the Proposal are sufficiently clear. Responding to the NSA controversy, former FCC official Bob Atkinson said, "the laws are murky, the ethics are murky." The questions being raised, on the other hand, are not.

The actions and measures required by the Proposal are readily ascertainable by both the voting shareholders and the Company.

CONCLUSION

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the Company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rule 14a-8(i)(10), Rule 14a-8(i)(7) or Rule 14a-8(i)(3).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

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[25] Gustin, Sam, "Verizon, AT&T Challenged on NSA Spying," *Time*, November 21, 2013

[26] Savage, Charlie, "Judge Questions Legality Of NSA Phone Records," *The New York Times*, December 17, 2013.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Neil Maizlish
John Harrington
Joel T. May, Jones Day, for Verizon Communications Inc.

EXHIBIT A
SHAREHOLDER PROPOSAL

Engaging the Board of Directors to Protect Americans' Civil Rights

Whereas:

The issue of massive government surveillance of the United States population has become front page news following the release of information by Edward Snowden;

Whereas:

Our company is one of the country's largest telecommunications corporations with over 100 million customers;

Whereas:

Our company's board of directors have fiduciary responsibilities to the company and its shareholders. In governance of one of the largest telecommunications companies in the US and global economy, those duties may also extend to the need to safeguard and protect our customers' fundamental Constitutional rights;

Whereas:

The release to the government of millions of private citizens' communications records is a violation of basic civil rights, that many believe foreshadows a totalitarian state;

Therefore Be It Resolved:
Shareholders request that the board of directors review the company's policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution, and report to shareholders no later than six months following the 2014 annual shareholder meeting. Such report may include recommendations to include specific language in the bylaws, articles or committee charters to strengthen the company's standards for directors' and officers' conduct and company oversight.

JONES DAY

1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053

TELEPHONE: +1.404.521.3939 • FACSIMILE: +1.404.581.8330

DIRECT NUMBER: (404) 581-8967
JTMAY@JONESDAY.COM

JP219180 December 27, 2013

Via Email (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 205049

Re: Verizon Communications Inc. – Exclusion of Shareholder Proposal Entitled "Engaging the Board of Directors to Protect Americans' Civil Rights"

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation (the "Company"), requesting confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission, if, in reliance upon Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company omits from its proxy materials for its 2014 annual meeting of shareholders (the "2014 Proxy Materials") the enclosed shareholder proposal entitled "Engaging the Board of Directors to Protect Americans' Civil Rights" (the "Proposal") submitted by Harrington Investments, Inc., an investment advisor based in Napa, California ("Harrington"), on behalf of Neil Maizlish (the "Proponent").

The Company plans to file its definitive proxy statement with the Commission on or after March 17, 2014. Pursuant to Rule 14a-8(j) under the Exchange Act, we are submitting this letter not less than 80 calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission and have concurrently sent copies of this correspondence to Harrington as representative of the Proponent. A copy of the Proposal, the cover letter submitting the Proposal and other correspondence relating to the Proposal are attached as exhibits hereto. Pursuant to the guidance provided in Staff Legal Bulletin No. 14F (October 18, 2011), we request that the Staff provide its response to this request to Mary Louise Weber, Assistant General Counsel, Verizon Communications Inc., at mary.l.weber@verizon.com and to Harrington, as representative of the Proponent, at virginia@harringtoninvestments.com or info@harringtoninvestments.com.

The Company has concluded that the Proposal may be properly omitted from the 2014 Proxy Materials pursuant to the provisions of (1) Rule 14a-8(i)(10) as the Proposal has been substantially implemented, (2) Rule 14a-8(i)(7) as the Proposal relates to the Company's ordinary business operations and (3) Rule 14a-8(i)(3) as the Proposal is materially vague and misleading.

I. The Proposal

The Proposal is entitled "Engaging the Board of Directors to Protect Americans' Civil Rights." Following an introduction touching on the issue of government surveillance, the Proposal sets forth the following resolution for inclusion in the 2014 Proxy Materials:

> "Shareholders request that the board of directors review the company's policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution, and report to shareholders no later than six months following the 2014 annual shareholder meeting. Such report may include recommendations to include specific language in the bylaws, articles or committee charters to strengthen the company's standards for directors' and officers' conduct and company oversight."

The introduction to the Proposal specifically identifies the issue of government surveillance of the United States population, which surfaced following the release of information by Edward Snowden in June 2013. The introduction also references the Company as one of the largest telecommunications corporations in the United States and implies, as such, that the Company's board of directors may have fiduciary duties that extend to "the need to safeguard and protect our customers' fundamental Constitutional rights." The introduction also states the Proponent's belief that the release of private citizens' communications to the government is a violation of basic civil rights and many believe it foreshadows a totalitarian state. A copy of the Proposal is attached to this letter as Exhibit A and the related correspondence with the Proponent is attached hereto as Exhibit B.

II. Grounds for Exclusion of the Proposal

A. The Proposal May Be Excluded Pursuant to 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal if it has already been substantially implemented by the company. This standard reflects the Staff's interpretation of the predecessor rule allowing the omission of a "moot" proposal. In order to properly exclude a stockholder proposal under the predecessor to item (i)(10) as "moot," the proposal does not have to be "fully effected" by the company so long as the company can show that it has been "substantially implemented."[1] The Staff has noted that "a determination that a company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."[2] In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential

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[1] Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-20091 (August 16, 1983) (the "1983 Release").

[2] *Texaco, Inc.* (March 28, 1991).

objective.[3] Other Staff guidance has also established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Rather, differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective.[4] Indeed proposals have been considered "substantially implemented" where the company has implemented part but not all of a multifaceted proposal. In *Columbia/HCA Healthcare Corp.* (February 18, 1998), the Staff allowed the exclusion of a proposal after the company took steps to partially implement three of four actions requested by the proposal.

The Company interprets the Proposal as having two "essential objectives." The Proposal first requests that the Board of Directors conduct a review of Company policies and procedures relating to customer privacy rights and the protection of customer communications records. Second, the Proposal requests that the Board of Directors report to shareholders on its findings no later than six months following the 2014 annual meeting of shareholders. For the reasons discussed below, the Company has already taken steps with respect to these matters that "compare favorably with the guidelines" of the Proposal and "substantially implement" the Proposal. Accordingly, the Proposal can be excluded pursuant to Rule 14a-8(i)(10).

1. Review of the Company's Policies and Procedures with Respect to Customer Privacy Rights

The Proposal requests that the Board of Directors "review the company's policies and procedures" specifically relating to the protection of the privacy rights of American citizens. The Audit Committee of the Company's Board of Directors and management already routinely review the Company's policies and procedures with respect to the protection of privacy rights.

The Board of Directors has delegated responsibility for overseeing the Company's policies and procedures for the protection of the privacy rights of its customers to the Audit Committee. The Audit Committee also has oversight of managing the Company's risk exposure related to data privacy. In this regard, the Audit Committee reviews the Company's policies and procedures relating to the protection of privacy rights at least annually. The Company's Chief Compliance Officer and Chief Privacy Officer are the primary members of the management team responsible for establishing and reviewing policies and procedures relating to the protection of privacy rights. Both of these executive officers report to the Audit Committee on privacy-related issues at least annually.

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[3] *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006) ; *Talbots Inc.* (April 5, 2002).

[4] *Masco Corp.* (March 29, 1999) (permitting exclusion of a proposal because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms); *see also Entergy, Inc.* (January 31, 2006); *Hewlett-Packard Co.* (December 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting).

2. Existing Policies and Related Disclosure Regarding Customer Privacy Rights

The Staff has consistently allowed shareholder proposals requesting a report to be excluded where the company has already addressed the essential objective of the proposal, even if it has not issued a separate report in response to the proposal.[5] The Proposal asks for a "report" to be issued subsequent to the Board's review, but provides no specific instructions or parameters regarding the form of such report. The Company publicly discloses a substantial amount of information regarding its privacy-related policies and procedures. This information is provided to the public principally through the Company's website. These policies and procedures described below are the official statements of the Company's policies, practices and procedures for protecting the confidentiality of customer information and would be the starting point of any report prepared by the Company's Board of Directors on customer privacy. These disclosures include the following:

- Privacy Policy. The Company publishes a comprehensive Privacy Policy on its website, a copy of which is available on the Company's website at http://www.verizon.com/about/privacy/policy/ and was most recently updated in November 2013. The Privacy Policy is designed to inform customers about the information the Company collects, how the Company uses that information, and the customers' options with regard to that collection and use of information. The Privacy Policy also describes the privacy rights of customers under certain federal and state laws. Among other things, the Privacy Policy provides that information that individually identifies the Company's customers or identifies customer devices may be disclosed to third parties in certain circumstances when permitted or as required by law. For example, this type of information may, among other reasons, be disclosed (1) to comply with valid legal process including subpoenas, court orders or search warrants, and as otherwise authorized by law, (2) in cases involving danger of death or serious physical injury to any person or other emergencies, (3) to protect the Company's rights or property, or the safety of its customers or employees or (4) with the customer's consent.

- Human Rights Statement. The Company is committed to promoting values that foster human rights. In 2009, the Company adopted its Human Rights Statement, a copy of which is available on the Company's website at http://responsibility.verizon.com/human-rights and was most recently updated in June 2013. The Human Rights Statement includes a section captioned "Protecting Customers Privacy," which specifically states that the Company (1) requires its employees and encourages its partners and suppliers to allow customers to

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[5] *See e.g., Exxon Mobil* (January 24, 2001) (concurring that a proposal for the board to review a pipeline project, develop criteria for involvement in the project, and report to shareholders was substantially implemented by prior analysis of the project and publication of such information on company's website); *Pfizer Inc.* (January 11, 2013) (concurring that a proposal requesting the company report on efforts to reduce the use of animal testing was substantially implemented where the company had already published a report on such efforts); *Kmart Corp.* (February 23, 2000) (concurring that a proposal for the board to report on vendor compliance standards relating to any use of vendors with illicit labor practices was substantially implemented by prior adoption of vendor code of conduct).

maintain privacy protections and (2) is committed to protecting customer privacy by notifying customers about how their data is being used and giving them choice and control over the use of their private information.

- Code of Conduct. The Company has adopted a Code of Conduct, a copy of which is available on the Company's website at http://responsibility.verizon.com/ethics-and-governance/2012 and was most recently updated [in 2012]. As stated in Section 4.1.1 of the Code of Conduct, the Company "protect[s] customer confidential information and respect[s] customer privacy by following the Verizon Privacy Principles." The Code of Conduct reinforces the Privacy Policy by prohibiting employees, except in limited circumstances required or permitted by law, from accessing, listening to, monitoring, recording, tampering with, disclosing or intruding upon any customer conversation or communication. In addition to protecting customer communications, the Code of Conduct requires employees to protect customer information and requires contractors and vendors to protect that customer information as well. The Company shares its Code of Conduct with customers and business partners and promotes compliance by training and certifying every employee on its standards.

- Transparency Report. On December 19, 2013, the Company announced plans to publish a semi-annual report that will disclose the number of law enforcement agency requests for customer information that the Company receives from governmental authorities in the U. S. and other countries in which it does business. While the Company has a legal obligation to provide customer information to law enforcement in response to lawful demands, it takes seriously its duty to provide such information only when authorized by law. Accordingly, the transparency report will describe the Company's processes for evaluating and responding to these requests.

As requested by the Proposal, the Company already has established processes for the Board of Directors, through the Audit Committee and management, to review the full range of privacy policies, practices and procedures related to its customer privacy obligations. Furthermore, the Company discloses information about these policies, practices and procedures to its shareholders through publications available on its website. In part due to ambiguity of the Proposal discussed in more detail below, it is not clear what else the Company could do to implement the Proposal's two essential objectives. For the reasons stated above and in accordance with Rule 14a-8(i)(10), the Company believes the Proposal may be excluded from its 2014 Proxy Materials because it has been substantially implemented.

B. The Proposal Deals with Matters Related to the Company's Ordinary Business Operations

To the extent the Staff concludes that all or any portion of the Proposal has not been substantially implemented, the Proposal may be excluded under Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business operations" such as the Company's general legal compliance program, customer protection and privacy policies and its litigation strategy in a pending litigation matter.

The term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations."[6] The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[7] The Commission has outlined two central considerations when determining whether a proposal relates to ordinary business operations. The first consideration is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[8] As discussed below, both considerations support the exclusion of the Proposal under the ordinary business operations exception.

The Proposal requests that the Company's Board of Directors "review the company's policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution, and report to shareholders no later than six months following the 2014 annual shareholder meeting. Such report may include recommendations to include specific language in the bylaws, articles or committee charters to strengthen the Company's standards for directors' and officers' conduct and company oversight." In the 1983 Release, the Staff confirmed that a shareholder proposal may be excludable under Rule 14a-8(i)(7) even if the proposal only requests the dissemination of a report, and not the taking of any action, if the substance of the report is within the ordinary business of the issuer.[9]

1. The Proposal Interferes with the Ordinary Business Matter of the Company's General Legal Compliance Program

The Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's general legal compliance program and, more specifically, the significant and complicated legal and regulatory requirements related to requests for information made by the government. As noted above, the subject matter of the Proposal determines whether a proposal is excludable, even if the proposal only requests the

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[6] Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

[7] *Id.*

[8] *Id.*

[9] Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-20091 (August 16, 1983) (the "1983 Release"). Accordingly, a shareholder proposal framed in the form of a request for a report in and of itself, such as the Proposal presented by the Proponents, does not change whether the nature of the proposal concerns the ordinary business operations of a company.

dissemination of a report.[10] For the reasons discussed below, the subject matter of the Proposal relates to the Company's ordinary business operations and, in particular, its legal compliance program and its internal legal privacy policies with respect to its customers.

The manner in which the Company complies with legal compliance matters raised by the Proposal is so fundamental to management's ability to run a company on a day-to-day basis that such matters could not, as a practical matter, be subject to shareholder oversight. The Proposal requests that the Company publish a report following a review of "the company's policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens. . .". The Proposal specifically targets the Company's legal policies and customer privacy procedures related to its responses to governmental requests for information on the Company's customers. The Proposal also seeks a report regarding the Company's alleged failings. A company's board of directors is better equipped than the shareholders to evaluate the appropriateness of a company's handling of governmental requests for information, subpoenas, warrants and the related compliance with regulatory and legal requirements. A company's legal activities and its compliance with laws and regulations are and should be the responsibility of the company management and the board of directors.

As one of the world's leading providers of communication services, including voice, data and network services, the Company receives hundreds of thousands of requests for information per year from U.S. and foreign governmental agencies, including law enforcement agencies and other governmental agencies and regulators. Each request from any governmental agency must be analyzed by the Company under a complex legal and regulatory regime. Accordingly, the Company has developed a legal compliance program to manage these requests, and responding to such requests is a part of its ordinary day-to-day business.

The Proposal is also precisely the type of proposal that should be excluded under Rule 14a-8(i)(7) because it "seeks to micro-manage the company by probing too deeply" into matters which the shareholders of the Company would not be able to make an informed judgment upon and which the Company has already developed and implemented a general legal compliance program to address. As discussed above, the request sought by the Proposal probes deeply into a complex area of legal compliance for the Company. The Company is one of the largest telecommunications providers in the U.S. with over 100 million customers. Given the volume of requests received by the Company on a yearly basis and the complexity of the legal compliance framework surrounding those requests, the shareholders as a group would not be able to make an informed judgment about the Company's policies and procedures relating to its directors' moral, ethical and legal opportunities to protect customer privacy rights. These decisions are the kind of fundamental, day-to-day operational matters covered by the ordinary business operations exception under Rule 14a-8(i)(7).

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[10] *See also JPMorgan Chase & Co.* (March 7, 2013) (concurring that a shareholder proposal requesting the board adopt public policy principles regarding national and international reforms on illicit financial flows could be excluded because the proposal related to principles regarding the products the company offered).

An established line of precedent exists for excluding proposals addressing a company's compliance with state and federal laws and regulations since they are considered ordinary business matters. In *Sprint-Nextel Corporation* (March 16, 2010), a shareholder proposal received by Sprint-Nextel sought an explanation regarding the company's code of ethics and its alleged failings. The Staff granted the company no-action relief in excluding the proposal from its proxy statement under the ordinary business exception as relating to "adherence to ethical business practices and the conduct of legal compliance programs." In fact, portions of the Proposal here relate directly to the Company's regulatory regime regarding customer privacy and the conduct of its legal compliance program. In addition, in *Yahoo! Inc.* (April 3, 2012), a shareholder proposal was received by Yahoo! that directed the board to perform due diligence and provide transparent disclosure of company records on the company web site regarding allegedly unlawful or unethical transactions and operations. The Staff concurred with Yahoo! that there was a basis to exclude the proposal because it related to the company's ordinary business operations and further elaborated that proposals that concerned a company's legal compliance program are generally excludable under Rule 14a-8(i)(7). Along with the above referenced precedents, a long line of other Staff concurrences also have supported the exclusion of proposals relating to company legal compliance programs that touch on a variety of issues.[11]

Therefore, based on the Staff's prior no-action letters discussed above and the facts provided by the Company in this letter, the Proposal impermissibly interferes with the Company's ability to establish and maintain a legal compliance program related to U.S. and foreign governmental requests for information. Accordingly, the Proposal may be properly excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(7).

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[11] *See also* e.g., *Yum! Brands, Inc.* (March 5, 2010) (concurring in the exclusion of a proposal seeking management verification of the employment legitimacy of all employees in reliance on Rule 14a-8(i)(7) because it concerned the company's legal compliance program); *Johnson & Johnson* (February 22, 2010) (concurring in the exclusion of a proposal requesting a report containing information regarding the company's progress concerning the Glass Ceiling Commission's business recommendations because it related to the company's legal compliance program in verifying the employment eligibility of employees); *The AES Corporation* (March 13, 2008) (concurring in the exclusion of a proposal seeking an independent investigation of management's involvement in the falsification of environmental reports in reliance on Rule 14a-8(i)(7) because it concerned the company's general conduct of a legal compliance program); *Coca-Cola Company* (January 9, 2008) (concurring in the exclusion of a proposal seeking adoption of a policy to publish an annual report on the comparison of laboratory tests of the company's product against national laws and the company's global quality standards in reliance on Rule 14a-8(i)(7) because it concerned the company's general conduct of a legal compliance program); *Verizon Communications Inc.* (January 7, 2008) (concurring in the exclusion of a proposal seeking adoption of policies to ensure that the company did not engage in illegal trespass actions and to prepare a report on the company policies for handling such incidents in reliance on Rule 14a-8(i)(7) because it concerned the company's general legal compliance program); *ConocoPhillips* (February 23, 2006) (concurring in the exclusion of a proposal seeking a board report on potential legal liabilities arising from alleged omissions from the company's prospectus in reliance on Rule 14a-8(i)(7) because it concerned the company's general legal compliance program); and *Halliburton Company* (March 10, 2006) (concurring in the exclusion of a proposal requesting a report addressing the potential impact of certain violations and investigations on the company's reputation and stock value and how the company intended to prevent further violations because it concerned the company's legal compliance program).

2. The Proposal Interferes with the Ordinary Business Matter of the Company's Procedures for Protecting Customer Information and Privacy

The Proposal is excludable under Rule 14a-8(i)(7) because it relates to the procedures for protecting customer information. Specifically, the Proposal targets the Company's and its directors' obligations to protect customer privacy and information and seeks a report regarding the Company's alleged failings. As discussed above in the analysis related to the Company's legal compliance programs, a company's board of directors and management is better equipped than the shareholders to evaluate the appropriateness of a company's policies and procedures for protecting customer information and privacy.

As discussed above, the Company is deeply committed to protecting its customers' privacy. Although the Company has a legal obligation to provide customer information to law enforcement in response to lawful demands, it takes equally seriously its duty to carefully review each demand to ensure that it fulfills its legal obligations to provide information only when authorized by law. The Company's dedicated teams carefully review each demand and reject demands that fail to comply with the law. When a demand is overly broad or vague, the Company will not produce any information or will work to narrow the scope of the information it produces. In many cases, the Company produces no information at all or only some of the information sought by the legal demand. Some demands seek information that the Company simply does not have.

The manner in which the Company develops and implements its policies and procedures for the protection of customer information and privacy, including the circumstances under which that information may or must be lawfully disclosed, is a core management function and an integral part of the Company's day-to-day business operations. The level of privacy provided by the Company to its customers is fundamental to its service offerings and its ability to attract and retain customers. In addition to ensuring compliance with general legal and regulatory requirements in states and countries in which the Company operates, management is also in the best position to determine and assess what policies and procedures are necessary to protect customer privacy and to apprise customers of the steps that are taken to protect their privacy.

The Proposal should be excluded under Rule 14a-8(i)(7) because it "seeks to micro-manage the company by probing too deeply" into matters which the shareholders of the Company would not be able to make an informed judgment upon and which the Company has already developed a general legal compliance program and privacy policy to address. As discussed above, the request sought by the Proposal probes deeply into a complex area of legal and regulatory requirements related to the protection of customer privacy. Given the volume of requests received by the Company on a yearly basis and the complexity of the customer privacy issues surrounding those requests, the shareholders as a group would not be able to make an informed judgment about the appropriateness of the Company's policies and procedures relating to its directors' moral, ethical and legal opportunities to protect customer privacy rights. These decisions are the kind of fundamental, day-to-day operational matters covered by the ordinary business operations exception under Rule 14a-8(i)(7).

The Staff has long recognized that the protection of customer privacy is a core management function, not subject to shareholder oversight, and has accordingly allowed companies to exclude proposals requesting reports on issues related to customer privacy. In *Verizon Communications Inc.*

(February 22, 2007), the Staff also concurred with the exclusion of a proposal requesting that the Company prepare a report describing "the overarching technological, legal and ethical policy issues surrounding the disclosure of customer records and communications content" to government and non-government agencies. The proposal in that case also emphasized the importance of these issues in terms of customers' freedom of expression. The Staff allowed the Company's exclusion of the shareholder proposal based on the ground that the proposal related to the Company's "ordinary business operations (i.e., procedures for protecting customer information)." In *AT&T Inc.* (February 7, 2008), the Staff concurred that a shareholder proposal requesting that AT&T's board of directors prepare a report that discussed "the policy issues that pertain to disclosing customer records and the content of customer communications to federal and state agencies without a warrant, as well as the effect of such disclosure on the privacy rights of customers," be excluded because it related to "AT&T's ordinary business operations" of procedures for protecting customer information. The Staff's no-action letters have expressly found that policies and procedures for the protection of customer information are basic customer relations matters and therefore within the realm of ordinary business operations.[12]

The Staff has reached the same conclusion in other related business contexts. In *AT&T Inc.* (January 26, 2009), the Staff permitted the exclusion of a shareholder proposal that requested AT&T's board of directors prepare a report "examining the effects of the company's Internet network management practices in the context of the significant public policy concerns regarding the public's expectations of privacy and freedom of expression on the Internet," such as the "social and political effects of collecting and selling personal information to third parties...". The Staff concurred with the exclusion on the grounds that the proposal related to AT&T's ordinary business operations for procedures protecting user information. In *Bank of America Corp.* (February 21, 2006), a shareholder proposal requested that Bank of America's board of directors prepare a report on the bank's policies and procedures for ensuring the confidentiality of customer information, citing several instances of theft of customer information and breaches of cybersecurity. The Staff permitted the exclusion of the proposal on the basis that the proposal related to "Bank of America's ordinary business operations (i.e., procedures for protecting customer information)."

Therefore, based on previous guidance from the Staff and the facts presented in this letter, the Proposal impermissibly interferes with the ordinary business matter of the Company's internal policies and procedures for protecting customer information. Accordingly, the Proposal may be excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(7).

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12 *See Bank of America Corporation* (March 7, 2005) (same); *Consolidated Edison Inc.* (March 10, 2003) (proposal sought to govern how employees should handle private information obtained in the course of employment); *Citicorp* (January 8, 1997) (proposal requested report on policies and procedures to monitor illegal transfers through customer accounts).

3. The Proposal Interferes with the Ordinary Business Matter of the Company's Litigation Strategy

The Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's decision to defend itself against litigation and the Company's decisions on how it will conduct such litigation.

The Company is currently a defendant in a lawsuit that was brought in June 2013 in response to public reports regarding the alleged intelligence gathering practices of the National Security Agency (NSA). The lawsuit names as defendants the NSA, President Obama, Attorney General Holder, other government officials and agencies, and the Company.[13] With respect to the Company, the lawsuit alleges that it violated customer privacy rights by turning over information about customer calls to government entities, including allegedly providing information to the NSA.[14]

Specifically, in the Second Amended Complaint in the *Klayman* action attached hereto as Exhibit C, the plaintiffs allege that, "On information and belief, Defendants, providers of remote computing services and electronic communication services to the public, knowingly or intentionally divulged records or other information pertaining to Plaintiffs and Class members to a governmental entity in violation of 18 U.S.C. §2702(a)(3)."[15] In addition to the plaintiff's request for relief for a cease and desist order prohibiting the provision of such information, the plaintiffs also request that "a full disclosure and complete accounting of what each Defendant and government agencies as a whole have done and allowed the [Department of Justice] and [National Security Agency] to do."[16]

The Staff has consistently agreed that proposals relating to a company's decision to institute or defend itself against legal actions or concerning legal strategy in the context of a specific lawsuit, are matters relating to its ordinary business operations and within the exclusive prerogative of management.[17]

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[13] *Klayman v. Obama*, 1:13-cv-00851-RJL (D.D.C., complaint filed June 6, 2013). On December 16, 2013, Judge Leon who is presiding over the *Klayman* action, issued a preliminary injunction that prohibits the governmental agencies involved in the alleged intelligence gathering from continuing to gather phone record metadata related to the named plaintiffs' accounts and requires the government to destroy any metadata related to the plaintiffs that was obtained related to those accounts. The court then stayed its injunction order pending the government's appeal.

[14] *Id.*

[15] *Id* at ¶ 91.

[16] *Id* at ¶ 101.

[17] *See, e.g., Chevron Corporation* (March 19, 2013) (concurring that Chevron could exclude a proposal requesting that the company's independent directors conduct a review of the company's recent legal initiatives against investors specifically analyzing issues identified in the proposal and Chevron was presently involved in litigation related to the subject matter of the proposal); *Benihana National Corp.* (September 13, 1991) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company publish a report prepared by a board committee analyzing claims asserted in a pending lawsuit); *Merck & Co., Inc.* (March 21, 2012) (concurring that "[p]roposals that would affect the conduct of ongoing litigation to which the company is a party are generally excludable under Rule 14a-8(i)(7)).

A shareholder proposal that would affect the conduct of ongoing litigation to which a company is a party has generally been found to be excludable from proxy materials.[18]

Any decisions that the Company makes regarding a publication of a report concerning the Company's policies and procedures on customer privacy rights are related to the litigation strategy of the Company and should not be subject to shareholder oversight. The allegations and requests for disclosure in the *Klayman* case are similar to those in the Proposal. Like the *Klayman* complaint, the Proposal asserts that the Company has violated its customers' rights by providing customer communication records to the NSA. The Proposal requests that the Company publish a report, no later than six months following the 2014 annual shareholder meeting, that may provide recommendations on strengthening the Company's standards for director/officer conduct and Company oversight following a review of the policies and procedures concerning the fiduciary duties of the Company's directors in ensuring the protection of the privacy rights of American citizens. The public report sought by the Proposal thus seemingly would call on the Company to take a position with respect to legal questions at issue in the pending *Klayman* litigation and factual allegations made in the litigation that have neither been confirmed nor denied by the Company. Compliance with the Proposal would essentially circumvent the judicial process in the *Klayman* litigation and improperly interfere with the litigation strategy of the Company in this case and would intrude upon management's appropriate discretion to conduct the ordinary business litigation as its business judgment dictates.

The Staff has consistently acknowledged in similar no-action letters that a shareholder proposal is properly excludable under the "ordinary course of business" exception when the subject matter of the proposal is the same as or similar to that which is at the heart of litigation in which a registrant is then involved. In particular, the Staff's view in *AT&T Inc.* (February 9, 2007) parallels the issue presented by the Proposal. In *AT&T Inc.*, the Staff concurred with the exclusion of a shareholder proposal requesting that AT&T issue a report containing specified information regarding the alleged disclosure of customer records to governmental agencies while AT&T was a defendant in multiple pending lawsuits alleging unlawful acts by the company in relation to such disclosures. The Staff concurred in *AT&T* that the proposal related to the company's litigation strategy and could be excluded from the proxy materials. Furthermore, in *Johnson & Johnson* (February 14, 2012), the Staff concurred with the exclusion of a shareholder report requesting the company publish a report on how the company was addressing harm caused by one of its products, where the company was also currently involved in litigation disputing that such product caused harm. Johnson & Johnson argued that the issuance of such a report as requested by the proposal would "potentially compel the [c]ompany to disclose its internal assessment of the existence and nature of any adverse effects that [the product] may have caused," and "any such assessment may be inconsistent with the [c]ompany's litigation defense or may prematurely disclose the [c]company's litigation strategy to its opposing parties in pending litigation." The Staff concurred and noted that the proposal "would affect the conduct of ongoing litigation to which the company is a party."[19] Similarly, as

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[18] *Chevron Corporation* (March 19, 2013) and *Merck & Co., Inc.* (March 21, 2012).

[19] *See also Reynolds American Inc.* (March 7, 2007) (concurring with the exclusion of a proposal that sought broad disclosure regarding a number of pending lawsuits and requested that the company "make available on its website" information regarding the health hazards of its products, as well as "legal options" available to ensure smoke-free

discussed above, the Proposal seeks a report from the Company disclosing its internal assessment of Company policies and procedures relating to consumer privacy rights, which is effecting the heart of the litigation and could interfere or harm its legal defense in the litigation.

In summary, the Proposal seeks to substitute the judgment of the shareholders for that of the Company's Board of Directors and management by requiring the Company to publish a report that may interfere with the Company litigation's defenses. Every company's management has a basic obligation to defend itself against litigation. A shareholder request that interferes with this obligation is inappropriate, particularly when there is a pending lawsuit involving the Company on the very issues that form the basis for the Proposal. Accordingly, the Proposal addresses and interferes with the Company's ordinary business matter of its litigation strategy in the pending litigation and may be properly excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(7).

4. Perceived Significant Public Policy Overlap Does Not Change the Outcome to Exclude the Proposal

The Proponents claim that the Proposal touches on matters of significant public policy. Even if the Staff were to conclude that the issue of carrier disclosure in response to alleged government surveillance is a significant policy issue, the fact that a proposal may touch upon a matter with possible public policy implications does not preclude exclusion under Rule 14a-8(i)(7). According to the 1998 Release, the question is whether the proposal primarily addresses matters of broad public policy or rather addresses matters essentially related to a company's internal business operations, planning and strategies.[20] In fact, the Staff has consistently concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(7) even where the general issue underlying the proposal has generated significant publicity or involved important corporate decisions.[21] As noted above, although the Proposal touches on

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environments); *Reynolds American Inc.* (February 10, 2006) (concurring with the exclusion of a shareholder proposal requesting that the company notify African Americans of the unique health hazards to them associated with smoking menthol cigarettes); *Net Currents, Inc.* (May 8, 2001) (concurring with the exclusion of a proposal requiring the company to bring action against certain persons as ordinary business operations because it related to litigation strategy).

[20] *See* the 1998 Release and Staff Legal Bulletin No. 14E (October 27, 2009).

[21] *See Exxon Mobil Corp.* (March 21, 2000) (concurring with the exclusion of a shareholder proposal requesting that Exxon Mobil establish a committee to oversee the immediate payment of settlements associated with the 1989 grounding of the Exxon Valdez, cease all legal action attempting to overturn settlements (forfeiting appeal rights), and review all vessels owned by the company and rate their ability to withstand grounding, where the proposal related to the company's "litigation strategy and related decisions"); *Microsoft Corp. (Lammerding)* (September 15, 2000) (concurring with the exclusion of a shareholder proposal requesting that the board voluntarily spin off a new entity or entities rather than contest the government-ordered breakup of Microsoft in court, where the Staff noted that the proposal related to the company's "litigation strategy"); and *CMS Energy Corp.* (February 23, 2004) (concurring with the exclusion of a shareholder proposal requiring the company to void any agreements with two former members of management and initiate legal action to recover all amounts paid to them, where the Staff noted

the public issue of government surveillance, the Proposal is focused directly on the Company's legal compliance program and litigation strategy and thus significant management issues that are embedded in the Company's day-to-day operations. The subject matter of the Proposal is integrally related to the Company's ordinary business activities, regardless of any perceived significant public policy implications. Accordingly, even if the issue of government surveillance is a topic of widespread public debate such that it would be a significant policy issue, the report requested in the Proposal (1) does not address the activity that is the source of the public policy debate and (2) is significantly broader than merited by the debate, so for either reason it is excludable under Rule 14a-8(i)(7) as relating to, and interfering with, the ordinary business matters of the Company. If a shareholder proposal provides a standard by which a company is requested to measure the implementation of its proposal, that standard must be clearly set out in the proposal for both the shareholders voting on it and the company that will implement it.[22]

C. *The Proposal Is Materially False and Misleading*

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9 which prohibits materially false and misleading statements in proxy materials. The Staff has recognized in Staff Legal Bulletin No. 14B (September 15, 2004) that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In

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that the proposal related to the "conduct of litigation"). *See also* these cases concerning public policy issues, e.g., *Pfizer Inc.* (January 24, 2006) and *Marathon Oil* (January 23, 2006) (in both cases, excluding proposals calling for reports on economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the companies' business strategies and risk profiles); *Applied Digital Solutions, Inc.* (April 25, 2006) (excluding proposal calling for report on potential harm to public from company's radio frequency identification chips); *Philip Morris Companies Inc.* (February 4, 1997) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company voluntarily implement the Food and Drug Administration's regulations to curb teen smoking because it "primarily addresses the litigation strategy of the [c]ompany, which is viewed as inherently the ordinary business of management to direct").

[22] *See The Boeing Co.* (March 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficient! y explain the meaning of the phrase, rendering the proposal vague and indefinite); *Puget Energy Inc.* (March 1, 2002) (concurring in the exclusion of a proposal requesting that the company pursue a policy of "improved corporate governance" as vague and indefinite); *Norfolk Southern Corp.* (February 13, 2002) (concurring in the exclusion of a proposal requesting that the board of directors "provide for a shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry" as vague and indefinite); *AT&T Inc.* (February 16, 2010) (concurring in the exclusion of a proposal that sought disclosures on, among other things, payments for "grassroots lobbying" without sufficiently clarifying the meaning of that term as vague and indefinite).

applying the inherently vague and indefinite standard, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal."[23]

To the extent the Staff concludes that all or any portion of the Proposal has not been substantially implemented or does not relate to an ordinary business matter, the Proposal may be excluded from the 2014 Proxy Materials because the scope and focus of the report requested is vague and indefinite in its treatment of the essential elements of the review requested of the Company's directors and the external standards by which the scope of their review is to be measured. The Proposal generally requests the Company's Board of Directors to "review the company's policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution, and report to shareholders no later than six months following the 2014 annual shareholder meeting." In addition, the Proposal also states that the report "*may include* recommendations to include specific language in the bylaws, articles or committee charters to strengthen the company's standards for directors' and officers' conduct and company oversight."[24]

- The Proposal does not describe or define in any meaningful way what is meant by the "moral" duty of corporate directors. The Proposal uses this term in addition to "legal fiduciary" and "ethical," suggesting that it encompasses a standard of conduct outside of the law and ethics. The concept of morality generally is concerned with the principles of right and wrong behavior and the goodness or badness of human character, but does not have a clearly defined meaning or framework in corporate governance. Corporate governance literature generally does not use the term "moral" to describe or discuss the duties of corporate directors. In fact, the American Bar Association's publication, Corporate Director's Guidebook, which is one of the most frequently cited handbooks in the field of corporate governance, does not use this term.[25]

- The Proposal extends the concept of fiduciary duties well beyond the legal fiduciary duties that a board owes to its shareholders. In particular, the Proposal states that "[i]n governance of one of the largest telecommunications companies in the US and global economy, those duties may also extend to the need to safeguard and protect our customers' fundamental Constitutional rights." The Proposal does not define or clarify the fiduciary duties that the Company's directors may owe to persons other than its shareholders. In this regard, the

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[23] *See Fuqua Industries, Inc.* (March 12, 1991). *See also Global Entertainment Holdings/Equities, Inc.* (July 10, 2003) (permitting omission of a proposal that Board adopt an "action plan" which "accounts" for past sale of a business and resulting licensing arrangements, because it was vague and indefinite); *Johnson & Johnson* (February 7, 2003) (permitting omission of a shareholder proposal that called for a report on the company's "progress with the Glass Ceiling Report", but did not explain the substance of the report).

[24] (emphasis added).

[25] *Corporate Director's Guidebook (6th ed. 2011).*

Proposal is unclear and ambiguous, and the Company and shareholders voting on the matter cannot be certain whether the Proposal is concerned with legal fiduciary duties as they exist today or some undefined and broad new fiduciary duty to "safeguard and protect our customers' fundamental Constitutional rights."

- The terms "moral, ethical, and legal fiduciary" also modify "opportunities." This single phrase forms the essence of the shareholder resolution that the Proponent is asking the Company to submit to a shareholder vote. However, it is entirely unclear what the Proponent is actually seeking from the Company and its corporate directors with respect to these "opportunities." The Company does not have any policies and procedures relating to directors' "moral, ethical and legal fiduciary . . . opportunities," and would seemingly not be able to craft an appropriate or targeted report around the very phrase that forms the basis of the Proposal.

- According to the Proposal, the essential objective of the review of the Company's policies and procedures relating to directors' duties and opportunities is "to ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution." The title of the Proposal, "Engaging the Board of Directors to Protect Americans' Civil Rights," and the whereas clauses suggest that the scope of the review could be even broader, possibly extending to "basic civil rights" and "fundamental Constitutional rights." However, the Proposal references no provisions in the Constitution, cites no constitutional doctrine, and articulates no specific privacy rights among the various rights protected by the Constitution. However, it would be clearly overbroad for the Company to review and report on every privacy right that may be afforded to a customer, regardless of such right's nexus to the Company's business. Accordingly, neither the Company nor any shareholder voting on the Proposal can be expected to have a reasonable understanding of the privacy rights that are at issue in the Proposal.

In light of these considerable ambiguities, any action ultimately taken by the Company upon implementation of this Proposal could be significantly different from the actions expected by the shareholders voting on the proposal.[26] Without further clarification, in each of these cases, shareholders voting on the Proposal cannot understand what is being asked of the Company and cannot be expected to cast an informed vote. Furthermore, the Company cannot possibly begin to prepare a report in response to this Proposal, which does not define a specific and achievable objective in a reasonably understandable manner.

Recent Staff precedent clearly supports the Company's view that referencing external standards in a proposal, such as those outlined in detail above, without properly defining the particulars of those standards renders a proposal so vague and indefinite as to be inherently misleading. For example, in *Dell Inc.* (March 30, 2012), the proponent submitted a proxy access proposal in reference to the "SEC Rule 14a-8(b) eligibility requirements" without adequately detailing those eligibility requirements and the

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[26] *Fuqua Industries, Inc.* (March 12, 1991).

actions required, and in *The Boeing Co.* (March 2, 2011), the proponent referenced "executive pay rights" without sufficiently explaining the meaning of that phrase.[27] In this case, the essence of the Proposal is based on "moral, ethical and legal fiduciary duties and opportunities," and "the privacy rights of American citizens protected by the U.S. Constitution." The Proposal makes no effort to narrow, clarify or define these standards or describe how shareholders or the Company should interpret those standards. If "SEC Rule 14a-8(b) eligibility requirements" and "executive pay rights" were viewed as vague and misleading without sufficient explanation in *Dell* and *Boeing*, respectively, then surely "directors' moral, ethical and legal fiduciary duties and opportunities" and "the privacy rights of American citizens protected by the U.S. Constitution," which are far more complex and cover a much broader range of possible interpretations, are sufficiently vague and misleading so as to be inherently misleading.

For the reasons set forth above, the Company believes the Proposal is materially false and misleading because it is so vague and indefinite that neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the Proposal requires from the Company. Accordingly, the Proposal should be excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(3).

Based upon the foregoing analyses, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Correspondence regarding this letter should be sent to mary.l.weber@verizon.com or please feel free to contact us at jtmay@jonesday.com.

Sincerely,

Joel T. May
Jones Day

Enclosures

cc: Mary Louise Weber, *Verizon Communications Inc.*
John C. Harrington, *Harrington Investments, Inc.*

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[27] *See also Wendy's Int'l Inc.* (February 24, 2006) (concurring in the exclusion of a proposal where the term "accelerating development" was found to be unclear); *Peoples Energy Corp.* (November 23, 2004, recon. denied December 10, 2004) (concurring in the exclusion of a proposal where the term "reckless neglect" was subject to multiple interpretations).

EXHIBIT A

Engaging the Board of Directors to Protect Americans' Civil Rights

Whereas:

The issue of massive government surveillance of the United States population has become front page news following the release of information by Edward Snowden;

Whereas:

Our company is one of the country's largest telecommunications corporations with over 100 million customers;

Whereas:

Our company's board of directors have fiduciary responsibilities to the company and its shareholders. In governance of one of the largest telecommunications companies in the US and global economy, those duties may also extend to the need to safeguard and protect our customers' fundamental Constitutional rights;

Whereas:

The release to the government of millions of private citizens' communications records is a violation of basic civil rights, that many believe foreshadows a totalitarian state;

Therefore Be It Resolved:

Shareholders request that the board of directors review the company's policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution, and report to shareholders no later than six months following the 2014 annual shareholder meeting. Such report may include recommendations to include specific language in the bylaws, articles or committee charters to strengthen the company's standards for directors' and officers' conduct and company oversight.

EXHIBIT B

HARRINGTON
INVESTMENTS, INC.

November 14, 2013

Verizon Communications Inc
Assistant Corporate Secretary
140 West Street, 29th Floor
New York, New York 10007

RE: Shareholder Proposal

Dear Secretary,

I hereby submit on behalf of our client, Neil Maizlish, the enclosed shareholder proposal for the 2014 shareholder meeting of Verizon Communications Inc.

This proposal is submitted for inclusion in the 2014 proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Harrington Investments submits this proposal on behalf of our client, who is the beneficial owner, per rule 14a-8, of more than $2,000 worth of Verizon Communications common stock acquired more than one year prior to today's date. Our client will remain invested in this position through the date of the company's 2014 annual meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. We will send a representative to the stockholders' meeting to move the proposal as required by the Securities and Exchange Commission rules.

If you desire to discuss the substance of the proposal, please contact me at (707) 252-6166.

Sincerely,

John C. Harrington
President

Engaging the Board of Directors to Protect Americans' Civil Rights

Whereas:

The issue of massive government surveillance of the United States population has become front page news following the release of information by Edward Snowden;

Whereas:

Our company is one of the country's largest telecommunications corporations with over 100 million customers;

Whereas:

Our company's board of directors have fiduciary responsibilities to the company and its shareholders. In governance of one of the largest telecommunications companies in the US and global economy, those duties may also extend to the need to safeguard and protect our customers' fundamental Constitutional rights;

Whereas:

The release to the government of millions of private citizens' communications records is a violation of basic civil rights, that many believe foreshadows a totalitarian state;

Therefore Be It Resolved:

Shareholders request that the board of directors review the company's policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution, and report to shareholders no later than six months following the 2014 annual shareholder meeting. Such report may include recommendations to include specific language in the bylaws, articles or committee charters to strengthen the company's standards for directors' and officers' conduct and company oversight.

charles SCHWAB
ADVISOR SERVICES

PO Box 52013, Phoenix, AZ 85072-2013

November 14, 2013

Verizon Communiciations Inc
Assistant Corporate Secretary
140 West Street, 29th Floor
New York, New York 1000

RE: Account ***FISMA & OMB Memorandum M-07-16***
Neil Maizlish Individual Account

Dear Secretary,

Please accept this letter as confirmation of ownership of 200 shares of Verizon Communications (Symbol: VZ) in the account referenced above. These shares have been held continuously since initial purchase on 02/29/2006.

Should additional information be needed, please feel free to contact me directly at 877-393-1949 between the hours of 6:30 and 3:00pm EST.

Sincerely,

Kirk Eldridge
Advisor Services
Charles Schwab & Co. Inc.

cc: Harrington Investments via fax 707-257-7923

JONES DAY

1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053
TELEPHONE: +1.404.581.3939 • FACSIMILE: +1.404.581.8330

Direct Number: (404) 581-8967
jtmay@JonesDay.com

JP219180 November 25, 2013

•

Via Federal Express

Mr. John C. Harrington
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

Re: Shareholder Proposal for the 2014 Annual Meeting

Dear Mr. Harrington:

I am writing on behalf of Verizon Communications Inc. ("Verizon") to acknowledge receipt on November 14, 2013 of the letter (the "Harrington Letter") from Harrington Investments, Inc. ("Harrington") submitting a shareholder proposal on behalf of Neil Maizlish ("Maizlish") regarding a request that Verizon review its policies and report to shareholders on the protection of the privacy rights of American citizens (the "Proposal") for inclusion in Verizon's proxy statement for the 2014 annual meeting of shareholders. Verizon also received a November 14, 2013 letter from Charles Schwab & Co. Inc. regarding the ownership of 200 shares of Verizon common stock by Maizlish.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission (SEC) Rule 14a-8(f)(1) under the Securities and Exchange Act of 1934 requires us to bring to your attention and are set forth below. A copy of SEC Rule 14a-8 is enclosed for your reference. Unless these deficiencies are corrected, Verizon intends to exclude the Proposal from its 2014 proxy statement.

Authorization Verification

The answer to Question 1 under Rule 14a-8 states that, "A shareholder proposal is *your recommendation or requirement* that the Company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. *Your proposal* should state as clearly as possible the course of action that *you believe* the company should follow." The references to "you" are to a shareholder seeking to submit the proposal, as indicated in the first paragraph of Rule 14a-8.

The materials that Verizon has received from Harrington fail to establish that Harrington has the authority to submit the Proposal on behalf of Maizlish. The Harrington Letter fails to identify the subject matter of the shareholder proposal and provides no basis for Harrington's authority to submit the Proposal on behalf of Maizlish. Indeed, Harrington has not provided any documentation signed by Maizlish. Moreover, the Harrington Letter appears to be a form letter to which any shareholder proposal could be attached. A shareholder that purports to authorize an investment manager to file a shareholder proposal must at least identify the subject matter of the proposal, and otherwise make clear that the shareholder itself, rather than the investment manager, is the true proponent of the proposal submitted to Verizon.

Ownership Verification
The answer to Question 2 under Rule 14a-8 explains that, "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities *entitled to be voted on the proposal* at the meeting for at least one year by the date you submit the proposal." The answer to Question 2 also provides in relevant part that:

> "if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>
> (ii) The second way to prove ownership applies only if you have filed [various schedules or forms that Maizlish has not filed with respect to Verizon]..."

In addition, Question 2 under Rule 14a-8 also states that "You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders."

The materials that Verizon has received from Harrington are inadequate to submit a shareholder proposal because such materials fail to demonstrate that, for the past year, Maizlish has been a shareholder entitled to vote his shares of Verizon common stock. Verizon has not received any statement or evidence as to whether Maizlish has for the past year possessed the authority to vote his shares of Verizon common stock. Relevant evidence of Maizlish's right to vote 200 shares of Verizon common stock since at least November 14, 2012, would include copies of whatever agreements were in effect during that time between Maizlish and Harrington, or any other investment manager, pursuant to which the investment manager handled Maizlish's shares of Verizon common stock, especially agreement provisions on whether the voting authority on that stock was delegated, shared or reserved by Maizlish. Verizon hereby requests copies of all such agreement(s) in order to determine the eligibility of Maizlish to file a shareholder proposal. The redaction of competitively sensitive commercial terms, such as Harrington's compensation or the standard of financial performance expected of Harrington, is acceptable. Please also notify Verizon if Maizlish did not have the right to vote at least 200 shares of Verizon common stock at all times since November 14, 2012.

Statement of Intent Regarding Continued Ownership
The materials received from Harrington also fail to substantiate the statement that Maizlish intends to hold his shares of Verizon common stock through the date of Verizon's 2014 annual meeting. Verizon has not yet received Maizlish's written statement that he intends to continue to hold the requisite shares of Verizon common stock through the date of Verizon's 2014 annual meeting. In addition, a written statement by Maizlish is only credible if Maizlish possesses investment discretion (the power to decide whether to buy or sell shares) with respect to his shares of Verizon common stock. A shareholder that

has delegated its investment discretion would not be able to make a credible statement that it had any intent to continue to hold such shares since the shareholder would not have control over holding such shares. The materials received from Harrington do not include any statement or evidence as to Maizlish's possession of investment discretion over his Verizon shares. In order to cure this deficiency, Verizon requests the agreements described in the paragraph above in order to determine whether Maizlish delegated, shared or reserved investment discretion over Verizon common stock. Please notify Verizon if Maizlish has delegated investment authority over his Verizon common stock.

Harrington as Proponent

Although the Harrington Letter indicates that Harrington is submitting the Proposal on behalf of Maizlish, for the reasons discussed above, Maizlish has not presently satisfied the eligibility requirements of Rule 14a-8. Noting the recent litigation in the Southern District of Texas (Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young, Civil Action 4:13-VC-00176-KPE), it does not appear that Rule 14a-8 permits a shareholder to submit a shareholder proposal through the use of an authorization letter. In addition, similar to the arguments made to the Southern District of Texas in the referenced litigation and as discussed above, you have not provided evidence that Maizlish authorized Harrington to submit the Proposal to Verizon on his behalf. Unless you are able to provide additional information in response to the deficiencies Verizon has noted above, Verizon would conclude that Harrington is the proponent of the Proposal. The Proposal, as made by Harrington as proponent, still contains certain procedural deficiencies under SEC Rule 14a-8(f)(1) under the Exchange Act.

Harrington Ownership Verification

As outlined above under "Ownership Verification", Question 2 under Rule 14a-8 sets forth the eligibility requirements for someone seeking to submit a shareholder proposal to a company. Verizon's records indicate that Harrington is not a registered holder of Verizon common stock. Therefore, Harrington needs to provide a written statement from the record holder of Harrington's shares of Verizon common stock verifying that, as of the submission date of the Proposal (November 14, 2013), Harrington held, and has continuously held since November 14, 2012, at least $2,000, or 1%, in market value of Verizon common stock. To assist with the requirement for a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff noted that some banks or brokers are not considered to be "record holders" under the SEC proxy rules as they do not hold custody of client funds and securities and only Depository Trust Company ("DTC") participants are viewed as "record holders" of securities for purposes of providing the written statement of ownership. You can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at the following web address here http://www/dtcc/com/customer/directories/dtc/dtc.php. If your bank or broker is not a DTC participant, the bank or broker should be able to provide you with a contact that is a DTC participant who has custody of your securities.

Statement of Intent Regarding Continued Ownership

In addition, Verizon has not received a written statement from Harrington that it intends to continue to hold the requisite shares of Verizon common stock through the date of Verizon's 2014 annual meeting, as required by Rule 14a-8(b). In order to remedy this deficiency, Harrington must submit to Verizon a written statement that Harrington intends to continue ownership of the requisite shares of Verizon common stock through the date of Verizon's 2014 annual meeting.

Number of Proposals
Question 3 of Rule 14a-8(c) specifically provides that "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Harrington has submitted, on behalf of another client, another shareholder proposal dated November 13, 2013 regarding a request that Verizon publish semi-annual reports on U.S. and foreign government requests for customer information. Absent additional information from Harrington requested by Verizon in the deficiency notice for each proposal, Verizon would conclude that Harrington is the proponent for both proposals in violation of Rule 14a-8(c). To satisfy the eligibility requirements of Rule 14a-8, one of the shareholder proposals submitted by Harrington must be withdrawn.

Response Required Within 14 Days
Rule 14a-8 requires that documentation correcting all of the procedural deficiencies described in this letter be postmarked or transmitted electronically to Verizon no later than 14 days from the day you receive this letter. Once Verizon receives all of the documentation requested, Verizon will be in a position to determine whether the Proposal is eligible for inclusion in the proxy statement for Verizon's 2014 annual meeting. Please address any response to Mary Louise Weber, Assistant General Counsel, Verizon Communications Inc., One Verizon Way, VC54S440, Basking Ridge, NJ 07920. Alternatively, you may transmit any response by email to Verizon at mary.l.weber@verizon.com.

If you have any questions with respect to the foregoing, please do not hesitate to contact me at (404) 581-8967.

Very truly yours,

Joel T. May
Jones Day

Enclosures: Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

cc: Mary Louise Weber
Verizon Communications Inc.

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of November 21, 2013

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a

beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder]

held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting.

Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011

From: Virginia Cao [mailto:virginia@harringtoninvestments.com]
Sent: Thursday, December 05, 2013 6:52 PM
To: Weber, Mary L
Cc: 'John Harrington:'; 'TLG'
Subject: Shareholder Resolution: Requested Documents Attached

Dear Ms. Weber,

Please find the attached file letter, authorization letter and proof of ownership document.

If you have any questions, please don't hesitate to contact me.

Best,
Virginia Cao

Virginia Cao
Portfolio Manager
Harrington Investments, Inc.
T 800.788.0154
F 707.257.7923
www.harringtoninvestments.com
Follow us :

December 2, 2013

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way VC54S440
Basking Ridge, NJ 07920

Email: mary.l.weber@verizon.com

This is to confirm that I previously authorized and requested Harrington Investments, my investment advisor, to file the shareholder proposal for the 2014 annual meeting at Verizon asking the company to publish semi-annual reports providing metrics and discussion regarding requests for customer information by the U.S. and foreign government.

I intend to hold the shares through the Verizon annual meeting and have at all times retained my rights to buy and sell and vote upon the relevant shares.

Sincerely,

Sarah B. Nelson

FISMA & OMB Memorandum M-07-16

HARRINGTON
INVESTMENTS, INC.

December 6, 2013

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way
VC54S440
Basking Ridge, NJ 07920

Via email: mary.l.weber@verizon.com

Dear Ms. Weber,

In response to the letter of Joel T. May of Jones Day dated November 25, 2013 regarding the shareholder proposal asking the company to publish semi-annual reports providing metrics and discussion regarding requests for customer information by the U.S. and foreign government, co-filed by, Sarah. B. Nelson, enclosed find a revised proof of ownership from Charles Schwab & Company.

We believe that our original filing of the shareholder proposal was in full conformity with SEC rules. Nevertheless, consistent with Mr. May's request, enclosed find a letter from Ms. Nelson confirming that she has indeed requested and authorized that the proposal be submitted, that she intends to hold the shares in question through the annual meeting, and that she has retained the rights to buy and sell and vote the relevant shares.

Please send me return email confirming receipt of these materials and also call me with any questions in connection with this matter.

Sincerely,

John Harrington
President
Harrington Investments

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

charles SCHWAB
ADVISOR SERVICES

PO Box 52013, Phoenix, AZ 85072-2013

December 5, 2013

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way VC54S440
Basking Ridge, NJ 07920

Email: mary.l.weber@verizon.com

RE: Account ***FISMA & OMB Memorandum M-07-16***
Sarah B. Nelson Living Trust

Dear Counsel,

This letter is to confirm that Charles Schwab is the record holder for the beneficial owner of the Sarah B. Nelson Individual account and which holds in the account 351 shares of common stock in Verizon Communications. These shares have been held continuously for at least one year prior to and including November 13, 2013.

These shares are held at Depository Trust Company under the Nominee name of Charles Schwab & Co. Inc. 0164.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stocks.

Should additional information be needed, please feel free to contact me directly at 877-393-1949 between the hours of 9:30 am and 6:00 pm EST.

Sincerely,

Kirk Eldridge
Advisor Services
Charles Schwab & Co. Inc.

EXHIBIT C

IN UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLUMBIA

LARRY KLAYMAN, on behalf of himself
and all others similarly situated,
2020 Pennsylvania Ave. NW
Suite 800
Washington, DC 20006

and

CHARLES AND MARY ANN STRANGE, on behalf
of themselves and all others similarly situated,
Philadelphia, Pennsylvania

Plaintiffs,

v.

BARACK HUSSEIN OBAMA II,
1600 Pennsylvania Ave. NW
Washington, DC 20500

and

ERIC HIMPTON HOLDER, JR.,
555 Fourth St. NW
Washington, DC 20530

and

KEITH B. ALEXANDER
Director of the National Security Agency,
9800 Savage Rd.
Fort Meade, MD 20755

and

LOWELL C. McADAM,
Chief Executive Officer of Verizon Communications
140 West Street
New York, NY 10007

and

ROGER VINSON,
Judge, U.S. Foreign Intelligence Surveillance Court

Civil Action No. 13-CV-851

950 Pennsylvania Ave. NW
Washington, DC 20530

and

VERIZON COMMUNICATIONS,
140 West Street
New York, NY 10007

and

NATIONAL SECURITY AGENCY,
Director of the National Security Agency,
9800 Savage Rd.
Fort Meade, MD 20755

and

THE U.S. DEPARTMENT OF JUSTICE,
950 Pennsylvania Ave. NW
Washington, DC 20530

Defendants.

CLASS ACTION SECOND AMENDED COMPLAINT

Plaintiff, Larry Klayman, a former U.S. Department of Justice prosecutor, and Plaintiffs Charles and Mary Ann Strange (collectively "Plaintiffs") bring this action on their own behalf and on behalf of a class of persons defined below. Plaintiffs hereby sue Barack Hussein Obama, Eric Holder, Keith B. Alexander, Lowell McAdam, Roger Vinson, Verizon Communications, the U.S. Department of Justice ("DOJ"), and the National Security Agency ("NSA"), (collectively "Defendants"), in their personal and official capacities, for violating Plaintiffs' constitutional rights, Plaintiffs' reasonable expectation of privacy, free speech and association, right to be free of unreasonable searches and seizures, and due process rights, as well as certain common law claims, for directly and proximately causing Plaintiffs mental and physical pain and suffering and harm as a result of the below pled illegal and criminal acts. Plaintiffs and members of the class pled below allege as follows:

INTRODUCTION

1. This is an action for violations of the First, Fourth, and Fifth Amendments to the U.S. Constitution. This is also an action for violations of privacy, including intrusion upon seclusion, freedom of expression and association, due process, and other illegal acts. Plaintiffs bring this action on behalf of themselves and all other similarly situated consumers, users, and U.S. citizens who are customers and users of Defendant Verizon Communications ("Verizon").
2. This case challenges the legality of Defendants' participation and conduct in a secret and illegal government scheme to intercept and analyze vast quantities of domestic telephonic communications. Specifically, on June 5, 2013, The Guardian posted a classified order from the secretive Foreign Intelligence Surveillance Court directing Verizon to turn over, "on an ongoing daily basis," the following tangible things: "All call detail records or "telephony metadata" created by Verizon for communications (i) between the United States and abroad; or (ii) wholly within the United States, including local telephone calls."
3. This would give the NSA over one hundred millions phone records on a daily basis. The information would also include a list of all the people that Verizon customers call and who called them; how long they spoke; and perhaps, where they were on a given day. Further, there is nothing in the order requiring the government to destroy the records after a certain amount of time nor is there any provisions limiting who can see and hear the data.
4. The order, issued and signed by Judge Roger Vinson, violates the U.S. Constitution and also federal laws, including, but not limited to, the outrageous breach of privacy, freedom of speech, freedom of association, and the due process rights of American citizens.

5. This surveillance program was authorized and ordered by the President and primarily undertaken by the NSA and the other Defendants, intercepting and analyzing the communication of hundreds of millions of Americans. Prior to this disclosure and revelation, Plaintiffs and class members had no reasonable opportunity to discover the existence of the surveillance program or the violation of the laws alleged herein.
6. Defendant Verizon maintains domestic telecommunications facilities over which hundreds of millions of Americans' telephone communications pass every day. They also manage some of the largest databases in the world containing records of most or all communications made through their myriad telecommunications services and operations.
7. Defendant Verizon has opened its key telecommunication databases to direct access by the NSA and/or other government agencies, intercepting and disclosing to the government the contents of its customers as well as detailed communication records over one hundred million of its customers, including Plaintiffs and class members. On information and belief, Defendant Verizon continues to assist the government in its secret surveillance of over one hundred million of ordinary Americans citizens just on a daily basis.
8. Plaintiffs and members of the class are suing for declaratory relief, damages, and injunctive relief to stop this illegal conduct and hold Defendants, individually and collectively, responsible for their illegal collaboration in the surveillance program, which has violated the law and damaged the fundamental freedoms of American citizens.

THE PARTIES

9. Plaintiff Larry Klayman is an individual and an attorney who is a subscriber and user of Verizon Wireless at all material times. In fact, on information and belief, Plaintiff Larry Klayman has been a subscriber and user of Verizon Wireless for many years. Plaintiff Larry Klayman resided in the District of Columbia ("D.C") for over twenty years and continues to

conduct business in Washington, D.C. as the Chairman and General Counsel of Freedom Watch and otherwise. Plaintiff Larry Klayman is a public advocate and has filed lawsuits against President Obama and has been highly critical of the Obama administration as a whole. On information and belief, Defendants have accessed the records pertaining to Plaintiff Larry Klayman pursuant to the Order issued by Defendant Vinson in addition to accessing his telephone conversations.

10. Plaintiffs Charles and Mary Ann Strange are the parents of Michael Strange, a member of Navy SEAL Team VI who was killed when the helicopter he was in was attacked and shot down by terrorist Taliban jihadists in Afghanistan on August 6, 2011. On information and belief, Defendants have accessed Plaintiffs Charles and Mary Ann Strange's phone records particularly since these Plaintiffs have been vocal about their criticism of President Obama as commander-in-chief, his administration, and the U.S. military regarding the circumstances surrounding the shoot down of their son's helicopter in Afghanistan, which resulted in the death of their son and other Navy Seal Team VI members and special operation forces. Plaintiffs Charles and Mary Ann Strange have substantial connections with Washington, D.C., as they hold press conferences in Washington, D.C. and lobby in Washington, D.C. as an advocate for their son and to obtain justice for him, as well as to change the policies and orders of President Obama and the U.S. military's acts and practices, which contributed to their son's death.

11. Defendant Barack Hussein Obama ("Obama") is the President of the United States and currently resides in Washington, D.C.

12. Defendant Eric Holder ("Holder") is the Attorney General of the United States and conducts his duties as the Attorney General in Washington, D.C.

13. The National Security Agency ("NSA") is an intelligence agency of the U.S. Department of Defense and conduct its duties in Washington, D.C.

14. Defendant Keith B. Alexander ("Alexander") is the Director of the National Security Agency. He is also the commander of the U.S. Cyber Command, where he is responsible for planning, coordinating, and conducting operations of computer networks. He is also at the command for U.S. National Security Information system protection responsibilities. He conducts his duties for the National Security Agency in Washington, D.C.

15. The U.S. Department of Justice ("DOJ") is a U.S. federal executive department responsible for the enforcement of the law and administration of justice, and its headquarters is located in Washington, D.C., where it conducts most of its activities and business.

16. Defendant Lowell C. McAdam ("McAdam") is the Chief Executive Officer of Verizon Communications.

17. Defendant Roger Vinson ("Vinson") is a judge to the U.S. Foreign Intelligence Surveillance Court.

18. Defendant Verizon Communications ("Verizon") is an American broadband and telecommunications company. Defendant Verizon is a Delaware corporation with its principal place of business in New York. Defendant Verizon, at all material times, conducted business in Washington, D.C., including maintaining business offices in D.C., advertising in D.C., and conducting lobbying activities in D.C. Defendant is a telecommunication carrier, and offers electronic communications service(s) to the public and remote commuting service(s). Defendant Verizon is responsible, along with the other Defendants, for the illegal acts alleged herein and Defendant Verizon and the other Defendants proximately caused the injuries to Plaintiffs and class members herein alleged.

19. All of these Defendants, each and every one of them, jointly and severally, acted in concert to violate the constitutional privacy rights, free speech, freedom of association, due process and other legal rights of Plaintiffs and all other American citizens similarly situated who are members of the classes pled herein.

JURISDICTION AND VENUE

20. This Court has subject matter jurisdiction over this case pursuant to 28 U.S.C. §1331 (Federal Question Jurisdiction).

21. Jurisdiction and venue are proper pursuant to 28 U.S.C. §1331, which states in pertinent part, "[t]he district courts shall have original jurisdiction of all civil actions arising under the Constitution, laws, or treaties of the United States." At issue here is the unconstitutional violation of Plaintiffs' rights under the First, Fourth, and Fifth Amendments to the U.S. Constitution.

22. Supplemental jurisdiction is also proper under 28 U.S.C. §1367, which states in pertinent part, " . . .in any civil action of which the district courts have original jurisdiction, the district courts shall have supplemental jurisdiction over all other claims that are so related to claims in the action within such original jurisdiction that they form part of the same case or controversy under Article III of the U.S. Constitution.

23. Plaintiffs are informed, believes and thereon alleges that, based on the places of business of the Defendants and/or on the national reach of Defendants, a substantial part of the events giving rise to the claims herein alleged occurred in this district and that Defendants and/or agents of Defendants may be found in this district.

STANDING

24. Plaintiffs and members of the class bring this action because they have been directly affected, victimized and severely damaged by the unlawful conduct complained herein. Their injuries

are proximately related to the egregious, illegal and criminal acts of Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA, each and every one of them, jointly and severely.

STATEMENT OF FACTS

25. The NSA began a classified surveillance program to intercept the telephone communications of persons inside the United States, a program that continues to this date. The U.S. government, on the orders authorization of the President, the Attorney General, the DOJ and the NSA, has obtained a top secret court order that directs Verizon to turn over the telephone records of over one hundred million Americans to the NSA on an ongoing daily basis.

26. On April 25, 2013, Defendant Judge Roger Vinson, acting in his official and personal capacities and under the authority of Defendant Obama, his Attorney General and the DOJ, ordered that the Custodian of Records shall produce the production of tangible things from Verizon Business Network Services, Inc. on behalf of MCI Communication Services Inc, individually and collectively, to the NSA and continue production on an ongoing daily basis thereafter.

27. Defendant Vinson ordered access to electronic copies of the following tangible things: all call detail records or "telephony metadata" created by Verizon for communications (i) between the United States and abroad; or (ii) wholly within the United States, including local telephone calls. Telephony metadata includes comprehensive communications routing information, including but not limited to session identifying information (e.g. originating and terminating telephone number, International Mobile Subscriber Identity (IMSI) number, International Mobile station Equipment Identity (IMEI) number, etc.) trunk identifier, telephone calling card numbers, and time and duration of call.

28. Defendant Vinson's Order requires Verizon to turn over originating and terminating telephone numbers as well as the location, time, and duration of the calls. In essence, the Order gives the NSA blanket access to the records of over a hundred million of Verizon customers' domestic and foreign phone calls made between April 25, 2013, when the Order was signed, and July 19, 2013, when the Order is supposed to, on its face, expire.

29. Defendant Vinson, in an attempt to keep his illegal acts and those of other Defendants as a secret, further ordered that no person shall disclose to any other person that the FBI or NSA has sought or obtained tangible things under his order.

30. Based on knowledge and belief, this Order issued by Defendant Vinson is the broadest surveillance order to ever have been issued; it requires no level of reasonable suspicion or probable cause and incredibly applies to all Verizon subscribers and users anywhere in the United States and overseas.

31. Defendant Vinson's Order shows for the first time that, under Defendant Obama's administration, the communication records of over one hundred million of U.S. citizens are being collected indiscriminately and in bulk - regardless of whether there is reasonable suspicion or any "probable cause" of any wrongdoing.

32. On June 5, 2013, The Guardian published an article entitled, "NSA collecting phone records of millions of Verizon customers daily. Exclusive: Top secret court order requiring Verizon to hand over all call data shows scale of domestic surveillance under Obama."

33. Since June 5, 2013, Defendants Obama, Holder, Alexander, McAdan, Vinson, Verizon, the DOJ, and the NSA have been widely condemned among American citizens regarding their failure to uphold the U.S. Constitution and intentionally violating the fundamental rights of Plaintiffs, members of the class, and over one hundred million of other Americans.

34. As just one example, Senator Rand Paul called the surveillance of Verizon phone records "an astounding assault on the constitution," and has called for a class action lawsuit such as this one.

35. In fact, the news of Judge Vinson's Order comes as the Obama administration is under fire following revelations that the DOJ has seized two months of telephone records of a number of Associated Press' reporters and editors, claiming that the requests were part of an investigation into the leak of classified information, as well as the telephone records and emails of reporters and management of Fox News. This is thus a pattern of egregious ongoing illegal, criminal activity.

36. Such schemes by the Defendants in concert with the government have subjected untold number of innocent people to the constant surveillance of government agents. As Jameel Jaffeer, the ACLU's deputy legal director, stated, "It is beyond Orwellian, and it provides further evidence of the extent to which basic democratic rights are being surrendered in secret to the demands of unaccountable intelligence agencies."

37. To date, Defendants have not issued substantive and meaningful explanations to the American people describing what has occurred. To the contrary, criminal charges are reportedly being pursued by Defendants Obama, Holder, the DOJ, and the NSA against the leakers of this plot against American citizens in a further effort suppress, obstruct justice, and to keep Defendants' illegal actions as secret as possible.

CLASS ACTION ALLEGATIONS

38. Pursuant to Federal Rules of Civil Procedure, Rule 23(a) and Rule 23(b), Plaintiffs brings this action on behalf of themselves and a nationwide class (the "Nationwide Class") of similarly situated persons defined as: All American citizens in the United States and overseas

who are current subscribers or customers of Defendant Verizon's telephone services at any material time, including but not limited to, April 25, 2013 to July 19, 2013.

39. Plaintiffs also bring this action on behalf of themselves and other American citizens who, in addition to being members of the Nationwide Class, had their telephone calls actually recorded and/or listened into by or on behalf of Defendants (the "Subclass").

40. The Nationwide Class and Subclass seek certification of claims for declaratory relief, injunctive relief and damages pursuant to 18 U.S.C. §2707.

41. Excluded from the Nationwide Class and the Subclass are the officers, directors, and employees of Defendant Verizon, the legal representatives, heirs, successors, and assigns of Defendants, and all judges who may ever adjudicate this case.

42. This action is brought as a class action and may be so maintained pursuant to the provisions of the Federal Rules of Civil Procedure, Rule 23. Plaintiffs reserve the right to modify the Nationwide Class and Subclass definitions and the class period based on the results of discovery.

43. **Numerosity of the Nationwide Class:** The National Class and the Subclass (collectively referred to below as the "Class") are so numerous that the individual joinder of all members, in this or any action is impracticable. The exact number or identification of Class members is presently unknown to Plaintiffs, but it is believed that the Class numbers over a hundred million citizens. The identity of Class members and their addresses may be ascertained from Defendants' records. Class members may be informed of the pendency of this action by a combination of direct mail and public notice, or other means, including through records possessed by Defendants.

44. **Commonality:** There is a well-defined community of interest in the questions of law and fact involved affecting the members of the Class. These common legal and factual questions include:

   a. Whether Defendants have divulged subscriber information or other records pertaining to Class members in violation of 18 U.S.C. §2702(a)(3), or are currently doing so;

   b. Whether Plaintiffs and Class members are entitled to recover compensatory, statutory and punitive damages, whether as a result of Defendants' illegal conduct, and/or otherwise;

   c. Whether Plaintiffs and Class members are entitled to declaratory, injunctive and/or equitable relief; and

   d. Whether Plaintiffs and Class members are entitled to an award of reasonable attorneys' fees, pre-judgment interest, and costs of this suit.

45. **Typicality**: Plaintiffs' claims are typical of the claims of the members of the Class because Plaintiffs and the Class members are or were a subscriber to the telephone services of Defendant Verizon. Plaintiffs and all members of the Class have similarly suffered harm arising from Defendants' violations of law, as alleged herein.

46. **Adequacy**: Plaintiffs are adequate representatives of the Class because their interests do not conflict with the interests of the members of the Class they seek to represent. Plaintiffs intend to prosecute this action vigorously. Plaintiffs will fairly and adequately protect the interest of the members of the Class.

47. This suit may also be maintained as a class action pursuant to Federal Rule of Civil Procedure 23(b)(2) because Plaintiffs and the Class seek declaratory and injunctive relief, and all of the above factors of numerosity, common questions of fact and law, typicality and adequacy are present. Defendants have acted on grounds generally applicable to Plaintiffs and the Class as a whole, thereby making declaratory and/or injunctive relief proper.

48. **Predominance and Superiority:** This suit may also be maintained as a class action under Federal Rule of Civil Procedure 23(b)(3) because questions of law and fact common to the Class predominate over the questions affecting only individual members of the Class and a class action is superior to other available means for the fair and efficient adjudication of this dispute. The damages suffered by each individual Class member, depending on the circumstances, may be relatively small or modest, especially given the burden and expense of individual prosecution of the complex and extensive litigation necessitated by Defendants' conduct. Furthermore, it would be virtually impossible for the Class members, on an individual basis, to obtain effective redress for the wrongs done to them. Moreover, even if Class members themselves could afford such individual litigation, the court system could not. Individual litigation presents a potential for inconsistent or contradictory judgments. Individualized litigation increases the delay and expenses to all parties and the court system presented by the complex legal issues of the case. By contrast, the class action device presents far fewer management difficulties and provides the benefits of a single adjudication, economy of scale, and comprehensive supervision by a single court.

FIRST CLAIM FOR RELIEF
(Fifth Amendment Violation – Defendants Obama, Holder, Alexander, and Vinson)
(Bivens v. VI Unknown Named Agents of Federal Bureau of Narcotics)

49. Plaintiffs and the members of the Class repeat and reallege all of the previous allegations in paragraphs 1 through 48 of this Amended Complaint with the same force and affect, as if fully set forth herein again at length.

50. Plaintiffs and the members of the Class enjoy a liberty interest in their personal security and in being free from the Defendants' and the government's use of unnecessary and excessive force or intrusion against his person.

51. Plaintiffs and the members of the Class enjoy a liberty of not being deprived of life without due process of law, as guaranteed by the Fifth Amendment to the U.S. Constitution.

52. Defendants Obama, Holder, Alexander, the DOJ, and the NSA violated Plaintiffs' and the Class members' constitutional rights when they caused Defendant Vinson's order to be illegally granted, thereby giving the government and themselves unlimited authority to obtain telephone data for a specified amount of time.

53. By reason of the wrongful conduct of the Defendants, each and every one of them, jointly and severally, Plaintiffs and members of the Class suffered and continue to suffer from severe emotional distress and physical harm, pecuniary and economic damage, loss of services, and loss of society accordingly.

54. These violations are compensable under *Bivens v. VI Unknown Named Agents of Federal Bureau of Narcotics*, 403 U.S. 388 (1971). As a direct and proximate result of the intentional and willful actions of Defendants Obama, Holder, and Alexander, and Vinson, Plaintiffs and members of the Class demand judgment be entered against Defendants Obama, Holder, and Alexander, and Vinson, each and every one of them, jointly and severally, including an award of compensatory and actual damages, punitive damages, equitable relief, reasonable attorneys fees, pre-judgment interest, post-interest and costs, and an award in an amount in excess of $3 billion U.S. dollars, and such other relief as the Court may deem just and proper. Plaintiffs and the members of the Class demand declaratory and injunctive and other equitable relief against all of Defendants as set forth below.

SECOND CLAIM FOR RELIEF

(First Amendment Violation - Defendants Obama, Holder, Alexander, and Vinson)
(Bivens v. VI Unknown Named Agents of Federal Bureau of Narcotics)

55. Plaintiffs and members of the Class repeat and reallege all of the previous allegations in paragraphs 1 through 54 of this Amended Complaint with the same force and affect, as if fully set forth herein again at length.

56. Defendants Obama, Holder, Alexander, and Vinson, acting in their official capacity and personally, abridged and violated Plaintiffs' and Class members' First Amendment right of freedom of speech and association by significantly minimizing and chilling Plaintiffs' and Class members' freedom of expression and association.

57. Defendants Obama, Holder, Alexander, and Vinson's acts chill, if not "kill," speech by instilling in Plaintiffs, members of the Class, and over a hundred million of Americans the fear that their personal and business conversations with other U.S. citizens and foreigners are in effect tapped and illegally surveyed.

58. In addition, Defendants Obama, Holder, Alexander, and Vinson, acting in their official capacity and personally, violated Plaintiffs' and Class members' right of freedom of association by making them and others weary and fearful of contacting other persons and entities via cell phone out of fear of the misuse of government power and retaliation against these persons and entities who challenge the misuse of government power.

59. By reason of the wrongful conduct of these Defendants, Plaintiffs and members of the Class suffered and continue to suffer from severe emotional distress and physical harm, pecuniary and economic damage, loss of services, and loss of society accordingly.

60. These violations are compensable under *Bivens v. VI Unknown Named Agents of Federal Bureau of Narcotics*, 403 U.S. 388 (1971).

61. As a direct and proximate result of the intentional and willful actions of Defendants Obama, Holder, and Alexander, and Vinson, Plaintiffs and members of the Class demand that

judgment be entered against Defendants Obama, Holder, and Alexander, and Vinson, each and every one of them, jointly and severally, including an award of compensatory and actual damages, punitive damages, equitable relief, reasonable attorneys fees, pre-judgment interest, post-interest and costs, and an award in an amount in excess of $3 billion U.S. dollars and such other relief as the Court may deem just and proper.

THIRD CLAIM FOR RELIEF
(Fourth Amendment Violation - Defendants Obama, Holder, Alexander, and Vinson)
(Bivens v. VI Unknown Named Agents of Federal Bureau of Narcotics)

62. Plaintiffs and members of the Class repeat and reallege all of the previous allegations in paragraphs 1 through 61 of this Amended Complaint with the same force and affect, as if fully set forth herein again at length.

63. The Fourth Amendment provides in pertinent part that people have a right to be secure in their persons against unreasonable searches and seizures, that warrants shall not be issued but upon probable cause, and that the place of search must be described with particularity.

64. Defendants Obama, Holder, Alexander, and Vinson, acting in their official capacities and personally, violated the Fourth Amendment to the U.S. Constitution when they unreasonably searched and seized and continue to search Plaintiffs' and Class members' phone records and millions of innocent U.S. citizens' records without reasonable suspicion or probable cause.

65. Defendants Obama, Holder, and Alexander, and Vinson, acting in their official capacity and personally, violated the Fourth Amendment to the U.S. Constitution by not describing with particularity the place to be searched or the person or things to be seized.

66. In fact, the blanket and vastly overbroad order issued by Defendant Vinson, acting on behalf of the federal government and therefore Defendant Obama as he is the chief executive of the

federal government, as well as the other Defendants, does not state with any particularity who and what may be searched.

67. The collection and production of the phone records allows Defendant NSA to build easily and indiscriminately a comprehensive picture and profile of any individual contacted, how and when, and possibly from where, retrospectively and into the future.

68. By reason of the wrongful conduct of Defendants Obama, Holder, Alexander, and Vinson, Plaintiffs and members of the Class suffered and continue to suffer from severe emotional distress and physical harm, pecuniary and economic damage, loss of services, and loss of society accordingly.

69. These violations are compensable under *Bivens v. VI Unknown Named Agents of Federal Bureau of Narcotics*, 403 U.S. 388 (1971). As a direct and proximate result of the intentional and willful actions of Defendants Obama, Holder, and Alexander, and Vinson, Plaintiffs and members of the Class demand judgment be entered against Defendants Obama, Holder, and Alexander, and Vinson, each and every one of them, jointly and severally, including an award of compensatory and actual damages, punitive damages, equitable relief, reasonable attorneys fees, pre-judgment interest, post-interest and costs, and an award in an amount in excess of $3 billion U.S. dollars and such other relief as the Court may deem just and proper.

FOURTH CLAIM FOR RELIEF
(Intentional Infliction of Emotional Distress - Each and Every Defendant)

70. Plaintiffs and members of the Class repeat and reallege all of the previous allegations in paragraphs 1 through 69 of this Amended Complaint with the same force and affect, as if fully set forth herein again at length.

71. Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA's willful acts constitute outrageous conduct insofar as they violated Plaintiffs' and Class

members' basic democratic rights, constitutional rights, and exposed them to beyond an "Orwellian regime of totalitarianism." Plaintiffs' and Class members' rights are being surrendered in secret to the demands of unaccountable intelligence and other government agencies, as well as all of the Defendants.

72. Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA intended to cause Plaintiffs and members of the Class emotional distress and physical harm and acted in reckless disregard causing Plaintiffs and members of the Class emotional distress by committing these acts. The only purpose of this outrageous and illegal conduct is to intimidate American citizens and keep them from challenging a tyrannical administration and government presently controlled by the Defendants, a government which seeks to control virtually every aspect of Plaintiffs, members of the Class, and other American's lives, to further its own, and Defendants "agendas."

73. Defendants Obama, Holder, Alexander, and Vinson were agents of the United States and acted personally when they committed these acts.

74. As a direct and proximate result of Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA's acts, Plaintiffs and members of the Class suffered and Plaintiffs and members of the Class continue to suffer mental anguish, and severe emotional distress and physical harm.

75. By reason of the wrongful conduct of Defendants Obama, Holder, Alexander, Vinson, McAdam, Verizon, the DOJ, and the NSA, Plaintiffs and members of the Class suffered and continue to suffer from severe emotional distress and physical harm, pecuniary and economic damage, loss of services, and loss of society accordingly.

76. Plaintiffs and members of the Class demand that judgment be entered against Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA, each and every one of them, jointly and severally, including an award of compensatory and actual damages, punitive damages, equitable relief, reasonable attorneys fees, pre-judgment interest, post-interest, costs, and an award in an amount in excess of $3 billion U.S. dollars and such other relief as the Court may deem just and proper.

FIFTH CLAIM FOR RELIEF
(Intrusion Upon Seclusion - Each and Every Defendant)

77. Plaintiffs and members of the Class repeat and reallege all of the previous allegations in paragraphs 1 through 76 of this Amended Complaint with the same force and effect, as if fully set forth herein again at length.

78. Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA intentionally intruded upon the solitude and seclusion of Plaintiffs and members of the Class in their private affairs and concerns in a highly offensive way, and are liable for the invasion of Plaintiffs' and Class members' privacy.

79. Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA intruded upon the seclusion of Plaintiffs and members of the Class when they unreasonably and without probable cause obtained access to Plaintiffs' and Class members' phone records including but not limited to their location data, call duration, unique identifiers, and the time and duration of his calls, and on information and belief, listened into and recorded calls. Defendants, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA's acts are highly offensive to a reasonable person. Therefore, Defendants are liable for their intrusion.

80. By reason of the wrongful conduct of Defendants Obama, Holder, Alexander, Vinson, McAdam, Verizon, the DOJ, and the NSA, Plaintiffs and members of the Class suffered and

continue to suffer from severe emotional distress and physical harm, pecuniary and economic damage, loss of services, and loss of society accordingly. Plaintiffs, and other members of the Class, demand that judgment be entered against Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA, each and every one of them, jointly and severally, for violating their constitutional rights, subjecting them to unreasonable searches and seizures, and on intrusion upon seclusion, including an award of compensatory and actual damages, punitive damages, equitable relief, reasonable attorneys fees, pre-judgment interest, post-interest, costs, and an award in an amount in excess of $3 billion U.S. dollars and such other relief as the Court may deem just and proper.

SIXTH CLAIM FOR RELIEF
(Divulgence of Communication Records in Violation of 18 U.S.C. §§2702(a)(1) and/or (a)(2) – Defendant Verizon and Defendant McAdam Referred in this Count as "Defendants")

81. Plaintiffs and members of the Class repeat and reallege all of the previous allegations in paragraphs 1 through 80 of this Amended Complaint with the same force and effect, as if fully set forth herein again at length.

82. In relevant part, 18 U.S.C. §2702 provides that:

> "(a) Prohibitions. – Exception as provided in subsection (b) – (1) a person or entity providing an electronic communication service to the public shall not knowingly divulge to any person or entity the contents of a communication while in electronic storage by that service; and (2) a person or entity providing remote computing service to the public shall not knowingly divulge to any person or entity the contents of any communication which is carried or maintained on that service – (A) on behalf of, and received by means of electronic transmission from (or created by means of computer processing of communications received by means of electronic transmission from), a subscriber or customer of such service; (B) solely for the purpose of providing storage or computer processing services to such subscriber or customer, if the provider is not authorized to access the contents of any such communication for purposes of providing any services other than storage or computer processing..."

83. On information and belief, Defendants knowingly or intentionally divulged to one or more persons or entities the contents of Plaintiffs' and Class members' records.

84. Communication while in electronic storage by Defendant's electronic communication service and/or while carried or maintained by Defendants' remote computing service, in violation of 18 U.S.C. §§2702(a)(1) and/or (a)(2).

85. Defendants did not notify Plaintiffs or Class members of the divulgence of their communications, nor did Plaintiffs or Class members consent to such.

86. On information and belief, Defendants are now engaging in and will continue to engage in the above-described divulgence of Plaintiffs' and Class members' communications while in electronic storage by Defendants' electronic communication service(s), and/or while carried or maintained by Defendants' remote computing service(s), and that likelihood represents a credible threat of immediate future harm. Plaintiffs and Class members additionally seek a declaration pursuant to 28 U.S.C. §2201 that Defendants' action violated 18 U.S.C. §2702, and seek reasonable attorneys' fees pursuant to 28 U.S.C. §2202.

87. Plaintiffs and Class members have been and are aggrieved by Defendants' above-described knowing or intentional divulgence of records or other information pertaining to Plaintiffs and Class members.

88. Pursuant to 18 U.S.C. §2707, which provides a civil action for any person aggrieved by knowing or intentional violation of 18 U.S.C. §2702, Plaintiffs and Class members seek such preliminary and other equitable or declaratory relief as may be appropriate; monetary damages for each aggrieved Plaintiffs or Class member; punitive damages as the Court considers just; and reasonable attorneys' fees and other litigation costs reasonably incurred.

SEVENTH CLAIM FOR RELIEF
(Divulgence of Communication Records in Violation of 18 U.S.C. §§2702(a)(1) and/or (a)(2) –Defendant Verizon and Defendant McAdam Referred in this Count as "Defendants")

89. Plaintiffs and members of the Class repeat and reallege all of the previous allegations in paragraphs 1 through 88 of this Amended Complaint with the same force and effect, as if fully set forth herein again at length.

90. In relevant part, 18 U.S.C. §2702 provides that:

> "(a) Prohibitions. – Exception as provided in subsection (b) – (3) a provider of remote computing service or electronic communication service to the public shall not knowingly divulge a record or other information pertaining to a subscriber to or customer of such service (not including the contents of communications covered by paragraph (1) or (2) to any governmental entity.

91. On information and belief, Defendants, providers of remote computing service and electronic communication services to the public, knowingly or intentionally divulged records or other information pertaining to Plaintiffs and Class members to a governmental entity in violation of 18 U.S.C. §2702(a)(3).

92. On information and belief, Defendants knowingly or intentionally divulged to one or more persons or entities the contents of Plaintiffs' and Class members' records.

93. On information and belief, Defendants are now engaging in and will continue to engage in the above-described knowing or intentional divulgence of Plaintiffs' and Class members' communications while in electronic storage by Defendant Verizon's electronic communication service(s), and/or while carried or maintained by Defendant Verizon's remote computing service(s), and that likelihood represents a credible threat of immediate future harm. Plaintiffs and Class members additionally seek a declaration pursuant to 28 U.S.C. §2201 that Defendants' action violated 18 U.S.C. §2702, and seek reasonable attorneys' fees pursuant to 28 U.S.C. §2202.

94. Plaintiffs and Class members have been and are aggrieved by Defendants' above-described knowing or intentional divulgence of records or other information pertaining to Plaintiffs and Class members.

95. Pursuant to 18 U.S.C. §2707, which provides a civil action for any person aggrieved by knowing or intentional violation of 18 U.S.C. §2702, Plaintiffs and Class members seek such preliminary and other equitable or declaratory relief as may be appropriate; monetary damages for each aggrieved Plaintiffs or Class members; punitive damages as the Court considers just; and reasonable attorneys' fees and other litigation costs reasonably incurred.

EIGHT CLAIM FOR RELIEF
(Violation of the Administrative Procedure Act,
5 U.S.C. §701 *et seq.*–Each and Every Defendant)

96. Plaintiffs and members of the Class repeat and reallege all of the previous allegations in paragraphs 1 through 95 of this Complaint with the same force and effect, as if fully set forth herein again at length.

97. Defendants' surveillance tactics and programs violate the Administrative Procedure Act, 5 U.S.C. §701 *et seq.*, because Defendants' actions under the surveillance programs exceed statutory authority and limitations imposed by Congress through FISA, exceed the statutory authority and limitations set forth in Section 215 of the Patriot Act, and are in violation of privacy and statutory rights under those laws; are not otherwise in accordance with law; are contrary to constitutional rights, including the First, Fourth, and Fifth Amendment; and are taken without observance of procedures required by law.

98. Plaintiffs and Class members are aggrieved by these violations because, as described previously in this Complaint, Defendants' actions under the surveillance programs have resulted in the interception, acquisition, disclosure, divulgence and/or use of the contents of

their wire and electronic communications, communications records, and other information in violation of their constitutional and statutory rights.

99. Plaintiffs seek nonmonetary relief against the Defendants, including a declaration that Defendants have violated their rights and the rights of the class; an injunction enjoining Defendants, their agents, successors, and assigns, and all those in active concert and participation with them from violating the Plaintiffs' and Class members' rights; and such other and further nonmonetary relief as is proper.

PRAYER FOR RELIEF

100. Plaintiffs and Class members demand that judgment be entered against Defendants Obama, Holder, Alexander, McAdam, Vinson, Verizon, the DOJ, and the NSA, each and every one of them, jointly and severally, for compensatory and actual damages because of Defendants Obama's, Holder's, Alexander's, McAdam's, Vinson's, Verizon's, the DOJ's, and the NSA's illegal actions causing this demonstrable injury to Plaintiffs and Class members, punitive damages because of Defendant Obama's, Holder's, Alexander's, McAdam's, Vinson's, Verizon's, the DOJ's, and the NSA's callous, reckless indifference and malicious acts, and attorneys fees and costs in an amount in excess of $3 billion U.S. dollars and such other relief the Court may deem just and proper.

101. Plaintiffs and Class members demand declaratory, equitable and injunctive relief for their injuries in the following ways: (1) a cease and desist order to prohibit this type of illegal and criminal activity against Plaintiffs, Class members, and other U.S. citizens from occurring now and in the future; (2) that all Plaintiffs' and Class members' phone records and information be returned to Verizon and expunged from federal government records; (3) a full disclosure and a complete accounting of what each Defendant and government agencies as a

whole have done and allowed the DOJ and NSA to do; (4) that the egregious misconduct of Judge Roger Vinson be forwarded to judicial and other law enforcement authorities for appropriate disciplinary and other appropriate legal proceedings for violating the law and his oath of office to protect and to uphold the U.S. Constitution.

102. Plaintiffs and Class members also seek relief in their preliminary injunction motion for their injuries through:

a. An injunction restraining and enjoining Defendants, its agents, servants, employees, attorneys, and all others in active concert or participation with Defendants, from implementing surveillance procedures, tactics, and programs that exceed statutory authority and constitutional provisions.

b. An order for Defendants to comply with any and all laws regarding the Defendants' authority, power, and limits in conducting such mass warrantless domestic surveillance, including, but not limited to, Section 215 of the Patriot Act, Section 702 of the FISA Amendment Act, the Administrative Procedure Act, and the provisions of the U.S. Constitution.

c. An order that, every twenty (20) days, Defendants must submit declarations and any pertinent records, reports, and/or other documents to the Court regarding compliance with any and all minimization procedures implemented to prevent further warrantless collection of records belonging to U.S. citizens without reasonable suspicion or probably cause, any and all incidences of non-compliance, identification of any and all "targets" subject to Defendants' surveillance, and all other relevant reports, risk assessments, memoranda, and other documents. In the event that the records, reports, and/or other documents contain classified information, Defendants shall present such information in camera to the Court.

d. An order that the Plaintiffs, in accordance with their discovery rights, may take discovery regarding Defendants' declarations. The Plaintiffs must file any responses to Defendants submissions under this section within thirty (30) days of the completion of the Plaintiffs' discovery. The Court will consider the parties' submissions, conduct any necessary evidentiary hearing, and order further relief as appropriate.

e. An order providing proper procedures allowing Plaintiffs' counsel to obtain a security clearance in order to conduct said discovery.

f. An order, in accordance with the Federal Rules of Civil Procedure, that the Plaintiffs' discovery rights are reconfirmed. The Plaintiffs may take discovery, by deposition or otherwise, regarding any pertinent records, reports, and/or other documents to the Court regarding compliance with any and all minimization procedures implemented to prevent further warrantless collection of records belonging to U.S. citizens without reasonable suspicion or probably cause, any and all incidences of non-compliance, identification of any and all "targets" subject to Defendants' surveillance, and all other relevant reports, risk assessments, memoranda, and other documents. The scope of Plaintiffs' discovery requests may include "all relevant reports, risk assessments, memoranda, and other documents, whether prepared by the National Security Agency officials or employees, officials or employees of other government agencies, or third parties, any pertinent records, reports, and/or other documents to the Court relating to Defendants' compliance with any and all minimization procedures implemented to prevent further warrantless collection of records belonging to U.S. citizens without reasonable suspicion or probably cause, any and all incidences of non-compliance, identification of any and all "targets" subject to Defendants' surveillance, and all other relevant reports, risk assessments, memoranda, and other documents.

g. An order that the parties shall endeavor to agree upon and submit to the Court, within ten (10) days issuance of the order, a proposed protective order to govern the disclosure of information and materials related to Defendants' surveillance. In the event that the parties are unable to agree on a proposed protective order, each party must submit a proposed protective order to the Court within ten (10) days of the order.

JURY DEMAND

Plaintiffs respectfully demands a jury trial on all issues so triable.

Dated: November 17, 2013

Respectfully submitted,

/s/ Larry Klayman
Larry Klayman, Esq.
General Counsel
Freedom Watch, Inc.
D.C. Bar No. 334581
2020 Pennsylvania Ave. NW, Suite 345
Washington, DC 20006
Tel: (310) 595-0800
Email: leklayman@gmail.com
Attorney for Himself, Pro Se, Plaintiffs and the Class